04026138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
APR 16 2004
THOMSON FINANCIAL

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

P/E
For April 13, 2004

Commission File Number: 001-14534

RECD S.E.C.
APR 15 2004
1086

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: Jan M. Campbell
Jan M. Campbell
Corporate Secretary

Date: April 13, 2004

2003 Precision Drilling Corporation Annual Report



TABLE OF CONTENTS

DRILL BIT TEETH



RIG CREW – MEXICO



ANNUAL MEETING

The Annual and Special Meeting of the Shareholders of Precision Drilling Corporation will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta, Canada at 3:00 p.m. (Calgary time) on Tuesday, May 11, 2004.

Shareholders are encouraged to attend and those unable to do so are requested to complete the Form of Proxy at their earliest convenience.

FRONT COVER PHOTO: PRECISION RIG 420, PINK MOUNTAIN, NORTHEAST BRITISH COLUMBIA, CANADA

BACK COVER PHOTO: PRECISION RIG 724, BURGOS BASIN, MEXICO

PRECISION DRILLING CORPORATION is Canada's largest oilfield services company, providing contract drilling and technology services to energy companies around the world.

ROTARY STEERABLE SYSTEM



WORKING SAFELY



WIRELINE UNIT – YEMEN



We operate in some of the world's most active and challenging hydrocarbon regions, including Canada, the United States, Mexico, South America, Europe, Africa, the Middle East and Asia/Pacific.

Everything in our business begins with the drill bit – recognizing that a drill bit today must turn, veer, and dive, withstand intense pressure and temperature – with a view to carve a wellbore trajectory to lead equipment that provides real-time information about subsurface conditions and location at all times. Precision has been at the forefront of drilling technology for 50 years.

Our business has evolved from contract drilling to incorporate a broad offering of support systems and services used by our customers in their drilling and production programs. Four years ago we diversified further into downhole technologies through our Technology Services segment and today we are beginning to roll out new products that provide innovative solutions to drilling challenges. By introducing, and often leading, technical innovation within our industry, we are seeing our market share grow around the world.

Precision's shares are listed on the Toronto Stock Exchange (PD and PD.U) and the New York Stock Exchange (PDS).

SEGMENT	STRATEGY	MANAGEMENT
CONTRACT DRILLING	**CANADA** Strengthen service capabilities in core businesses. Focus on being the leader in providing safe, cost effective drilling and well servicing solutions in conventional and niche production areas. Look for innovative drilling, snubbing and well servicing solutions through work process and equipment offerings. Maintain large diverse customer base. Integrate financial, customer and operations data through enterprise accounting software. Match capital spending on equipment with customer plans. **INTERNATIONAL** Grow international rig count in regions where Precision Drilling's technology differentiates us from competition and a significant presence can be established. Increase international rig count through integrated service with other Precision product lines. Diversify employee base to support growth.	**CANADA** Duane Peters Senior Vice President, Canadian Drilling Operations Ken Berg Vice President, Operations John Jacobson Vice President, Operations Doug Evaniuk Vice President, Marketing Steve James Vice President, Health, Safety and Environment Alan MacAusland General Manager, Precision Well Servicing Steve Folk General Manager, Live Well Service Ross Pickering General Manager, LRG Catering Ltd. Yook Tong General Manager, Rostel Industries Ltd. Martin Ryan General Manager, Columbia Oilfield Supply Ltd. **INTERNATIONAL** Mark Helmle Vice President, International Drilling Operations Tim Braun Operations Manager
TECHNOLOGY SERVICES	Develop fit-for-purpose technologies appropriate for the emerging challenges of the oil and gas industry. Integrate technologies with customer-focused processes to develop gain-share contract structures. Manage the technology development strategy in line with key customer drivers. Respond to customer needs with efficiency and service delivery as key performance indicators. Focus on delivery of key product lines in specific geographic markets. Develop a product or service lifetime marketing plan as an integral part of the product development process. Establish sustainable profitable international operations in our chosen regional markets. Develop strong employee, technical and business development programs. Guide our activities based on stringent return on capital metrics. Work closely with Contract Drilling to grow the integrated services business and establish Precision as a global leader in this market niche.	John King Senior Vice President, Technology Services Rusty Petree Vice President, Corporate Development Dan Robson Vice President, Drilling Services Maarten Propper Vice President, Wireline Services Carol Hoyer Regional Director, Canada Marwan Bitar Regional Director, Middle East Kurt Belfour Regional Director, Europe/Africa Mike Walker Regional Director, Asia/Pacific Mike Laronde President, Advantage R&D, Inc. Don Dilse Vice President, Wireline R&D Martin Kemp Senior QHSE Manager
RENTAL AND PRODUCTION	**CEDA** Lead North American industrial service providers in safe work practices for our employees. Develop our competency-based training program to enhance the careers and safety of our employees. Focus on developing and delivering new tools to the North American market place. Market full service contracts to our client base that include Industrial Services, Mechanical Services, and Catalyst Services. Form alliances to open new markets in the U.S. for CEDA's speciality services. **RENTALS** Become a leader in the industry in terms of service and equipment quality. Be responsive to our customers' growing and changing needs. Expand product lines to increase customer convenience by offering a true one-stop shop for equipment rentals. Streamline internal operations, and geographic product concentration to meet current and near-term customer demand. Establish a foundation that can expand or shrink to meet market conditions.	**CEDA** Roger Heath President, CEDA International Corporation Brian Fitzmaurice Vice President, Industrial Services Ian Martin Vice President, Mechanical Services Greg Kates Vice President, Catalyst Services Jeff Grubbs Environmental, Health and Safety Manager **RENTALS** Gene Stahl Vice President, Precision Rentals Ltd. Jim Hamper Operations Manager, South Darcy Palardeau Operations Manager, Central Tom Fogelle Operations Manager, North Bob Stockton Marketing Manager

REVENUE – 2003	SERVICE PROVIDED	EQUIPMENT AND FACILITIES
CANADA $878 million INTERNATIONAL $115 million	**Canadian Contract Drilling**	225 drilling rigs
	Well Servicing	239 service rigs
	Rig Assist Snubbing	25 snubbing units
	Camp and Catering Services	88 oilfield camps
	Supply Procurement and Distribution	40,000 sq. ft. warehouse and distribution facility
	Equipment Engineering, Manufacturing, Repair and Certification	48,000 sq. ft. machine shop facility
	International Contract Drilling	18 land drilling rigs 1 drilling rig operating on an offshore platform
INTERNATIONAL $240 million CANADA $315 million U.S. $159 million	**Wireline** • Cased hole services • Open hole services • Slickline services	175 cased hole units 39 open hole units 10 combination units 20 slickline units 2 barges with skid units
	Separation Services • Controlled Pressure Drilling (CPD) including Underbalanced Drilling (UBD) • Well testing	25 controlled pressure drilling systems 210 well testing systems 44 Rotating Blowout Preventers (RBOP®)
	Directional Drilling • Measurement-While-Drilling (MWD) • Logging-While-Drilling (LWD) • Directional Drilling services (DD) • Rotary Steerable services (RS) • Electromagnetic Telemetry (EM)	**162 Total Systems** ROTARY STEERABLE (RS) MWD • Hostile Environment Logging (HEL™) • Electromagnetic (EM) • Mud Pulse (MP) LWD • Gamma Ray (GR) • Borehole Annular Pressure (BAP) • Multi-Frequency Resistivity (MFR™) • Neutron Density (ND)
CANADA $157 million U.S. $54 million	**Industrial Services** • Chemical cleaning • Industrial vacuuming • High pressure water blasting • Dredging and dewatering	169 vacuum trucks 14 bundle blasters 79 high pressure units 6 combination units
	Mechanical Services • Insulation • Bolting and machining • Mechanical, maintenance and shutdown	2 SuperLance™ 11 dredges 23 facilities in Canada 10 facilities in U.S.
	Catalyst Services • Confined space entry • Unidense technology • Densicat technology	
	Oilfield Rental Services • Surface drilling, completion and production equipment • Tubulars • Field and wellsite accommodations	3,600 surface units, blowout preventers, diverters and choke manifolds 4,000 handling tools, valves, kellys and floats 10,000 joints of specialty drill pipe and collars 281 wellsite trailers

REPORT OF THE CHIEF EXECUTIVE OFFICER



HANK B. SWARTOUT
Chairman of the Board, President and Chief Executive Officer

Industry conditions during 2003 provided Precision Drilling Corporation with an excellent platform for strong financial performance in our core markets and to expand and develop new markets. Hydrocarbon commodity prices were strong throughout the year, resulting in increased drilling activity across North America. The rig activity in Canada reached near record levels, surpassed only in 1997, and revenue in all Canadian businesses responded accordingly. Our focused approach to targeting and operating in select geographic regions around the world allowed us to post growth in international drilling as well. Technology Services was successful in introducing products into new markets as we continue along the path of increasing market demand for our product suite. Combining all these factors, the result was the second highest revenue in Precision's history. More significantly for our shareholders, however, was our exceptional performance in putting dollars on the bottom line. Our focus on cost reduction and greater efficiency paid off in 2003 as we saw an increase in profitability as a percentage of sales that were near record levels. Earnings per share more than doubled from a year ago to reach $3.41 and pre-tax return on capital employed increased to 11.4% from 6.4% in 2002.

Clearly we are very pleased with these results. We believe our business model is working well in Canada and we are continuing to work on the areas of our business where we feel we can achieve better results.

Looking forward, we expect the operating conditions in 2004 and perhaps even 2005 could mirror 2003. Commodity prices are expected to remain strong and demand for natural gas in the North American market continues to outstrip supply. The growing demand plus the gassy nature of the North American sedimentary basins suggests that natural gas drilling activity will continue to be significant. Non-conventional energy sources – heavy oil and oil sands – represent the other area of significant growth over the near to long-term.

Precision is ideally positioned in tight natural gas, heavy oil and oil sands – areas of potential growth. Our equipment is designed for these types of reservoirs and the expertise of our people is extremely high in these areas. As the market presents the kinds of opportunities we expect, we believe 2004 and 2005 will be years of sustained profitability and growth. We intend on taking advantage of these conditions to invest in the international drilling business and the Technology Services segment and bring all areas of our business up to an optimal level of financial and operating performance.

As I look forward to the next two years, it is clear that we have four main initiatives. We will continue to focus on safety as an issue that is at the crux of our ability to responsibly hire and retain the people that make our industry work. We have developed a profitable position in the Canadian market based on technical superiority and we want to continue to optimize that advantage. We feel that our approach to the international market has been successful and there are additional opportunities to exploit. Finally, we have vowed to make Technology Services profitable and we are making significant progress. I will expand on each of these initiatives which are critical to our long-term performance, and how we intend to achieve our targeted results.

INITIATIVE 1

Continue to promote safety in all our operations

The greatest challenge facing the industry today is the need to develop a well-trained, operationally reliable, incident-free workforce. Given the cyclical nature of the business, it has been extremely difficult for industry to attract and keep a consistent level of personnel. In Canada, for example, working drilling rigs, and therefore demand for crews, varied from a peak in the first quarter of 2003 at around 600 rigs, dropping to 200 rigs in the second quarter and increasing to around 450 in the third and fourth quarters of the year. Seasonal layoffs combined with the typical turnover in the sector means that industry is constantly hiring and training people to meet peak drilling rig requirements of 12,000 employees. Our employees work in conditions that are often remote, subject to temperature extremes, culturally challenging for many and increasingly technically complex. Conditions such as these are the motivation for industry to put in place an apprenticeship program to enhance rig crew safety and skills.

Precision has implemented an approach to safety and training that is broad and comprehensive. We will do whatever we can to make our people better trained and assure their safety. We have developed safety and training programs that address the 24-hour experience of our people. In 2002 we introduced a program we call Target Zero™ – It's People... It's Personal – that is intended to focus all our employees on achieving incident-free working conditions at all times. Through these programs we have established partnerships that are firsts for our industry, including our unique driver-training program with the Royal Canadian Mounted Police (RCMP) and safety tours with customers. On these tours I and other senior management personally bring the senior people from our customer companies to the rigs and jointly we reinforce the importance of safety practices. We are also working with the technical institutions, colleges and universities to develop programs that will encourage people to make our industry a chosen profession and help support a long-term, permanent work force. We believe these initiatives are good for us and for our entire industry.

See our story about Leadership in Safety on page 13.

INITIATIVE 2

Optimize our specialized equipment in the Canadian drilling industry

Precision fields Canada's largest fleet of drilling rigs, snubbing units and the largest service rig fleet. We have intentionally focused on expanding our fleet in those areas where we could play to our strengths – by providing specific technology that meets Canadian drilling demands and through our ability to supply integrated services. Today Precision is ideally positioned in the areas of the Canadian drilling market that have been expanding and are expected to continue to grow in the future.

Trends show that drilling for natural gas has exceeded wells with crude oil targets, with the ratio reaching three to one in 2003. Given the current focus on the sedimentary basin in western Canada, a significant percentage of natural gas prospects continue to be shallow. In addition to our niche market coil tubing drilling rigs, a key component of our fleet is the Super Single® – a rig Precision developed which is ideally suited to drilling shallow gas wells. It is a compact, well-designed piece of equipment that moves easily, assembles rapidly and drills wells quickly with a minimum of manpower. Our new generation Super Single® Light provides even more advantages, with faster tear down/set up capability and greater operating efficiencies. We currently have two of these new generation Super Single® Light rigs in the field. The initial feedback from our customers is that these rigs are performing better than expected and doing equal or better than the coil tubing drilling rigs.

Other areas of growing demand include drilling for heavy oil, oil sands and tight gas formations like coal bed methane, which require specialized equipment capable of accessing very specific oil or gas target zones. Again, Precision can offer customers the specialized rigs and the supporting drilling technology to drill even the most complex, technically challenging well.

Our customer relationship goes beyond drilling a well to include many additional services required through the full spectrum of drilling, completion and production. With this integrated approach, a new and technologically advanced fleet of equipment and a relentless approach to safety and training, we believe we are well positioned to be one of the most active and highly profitable participants in the Canadian contract drilling industry.

INITIATIVE 3

Create opportunities to expand international contract drilling

The worldwide supply of rigs outside Canada has remained relatively stable over the past decade. Our strategy for growth in the international market includes playing to our strengths, which is the drilling business.

Precision has 19 rigs around the world, with meaningful potential for growth in 2004. Our approach has been to find profitable opportunities that match our technical capabilities. Distribution of Precision's rigs reflects the areas where we have technical and operating advantages and, in certain cases, where the operator has chosen Precision after a previous experience with our Corporation.

Our largest international program and most significant success has been in Mexico where we ended the year with 10 rigs operating. The combination of Precision's highly portable, efficient drilling equipment and technically advanced measurement and steering tools is meeting the requirements of the Mexican national energy company for a drilling and production program that aims to increase natural gas supplies quickly. In 2004, Precision will complete a drilling program that was expanded during 2003 from 240 to over 600 wells and expects to bid on other contracts as they are presented.

See our story about Rapid Growth in Mexico on page 19.

The Corporation also has four rigs in Venezuela that were more active in 2003 than 2002, however, overall industry activity was dampened by the financial crisis and labour strike at the end of 2002 and beginning of 2003. Nonetheless, Precision's drilling operations were relatively unaffected by this event. Currently, our rig fleet in Venezuela is fully utilized with expected high utilization throughout 2004.

At the end of 2003 Precision deployed a 2,000 horsepower drilling rig to the Middle East to undertake a deep drilling program using equipment built and configured to meet customer requirements. In the Asia/Pacific region we carried full utilization with a Super Single® rig mobilized in July 2002. Our second rig in the region will be mounted on an offshore platform and is expected to begin drilling a 20-well program in the second quarter of 2004.

Our strategy for the international market is to continue to build critical mass in select markets. In all cases, we have and will continue to introduce high quality equipment to each market, supported by good maintenance programs and highly skilled personnel. Our values regarding safety and training apply equally to our international operations. We believe the value proposition – good equipment, good maintenance programs, good people, comprehensive services – is as appealing to international customers as it has been to our Canadian customers.

INITIATIVE 4

Complete the turnaround of Technology Services

Technology Services represents an area of exciting growth opportunities for Precision. We know that today, just as we knew that a year ago when we featured this segment in our 2002 Annual Report. What we perhaps did not fully appreciate a year ago was the time and effort that would be required to re-focus the operations, marketing and manufacturing structure around the products that were emerging from R&D into field testing. In 2003 we spent considerable time on rationalizing that infrastructure and while our expectations around timing have been tempered, our enthusiasm for the potential of these products is as strong as ever.

During 2003 our new management team restructured the operations of this group, focusing on those products with the promise of near-term market development and an adequate return on invested capital. This process required reductions in operating costs and shifting the skill sets of our people to include marketing and product development. We narrowed our product grouping down to three areas: directional services, wireline services and separation services. As well, we undertook a market analysis to refine our expectations as to the location, size and quality of the potential geographic markets for our new generation drilling tools. Besides Canada, our focus is on four main markets around the world (U.S., Mexico, the Middle East, and the Asia/Pacific region) and specific initiatives for entering and working in those markets. There are a number of products in various stages of market development and we will continue to refine the structure of the organization as we proceed.

See our story about Bringing Technology Services Products to Market on page 25.

Our objective is to deliver year over year improvement in quarterly earnings. Our goal is for Technology Services to be self-sustaining in terms of profitability and reinvestment by 2006. As I look at the evolution of Technology Services, I am confident we will be able to follow through on that promise. Our science is strong, our understanding of the marketplace is deep and broad, our management is highly experienced, and our commitment to make this work is unwavering.

The 2004 year is exciting, as it presents both opportunities and possibilities. We have built an extremely competent team of people who are committed to our values and our growth. Within our group are a great number of people who understand all aspects of our business and add value to our organization every day. I am confident that, as the Corporation evolves our management team has the breadth and depth to maintain the strategic and profitable growth that has characterized Precision to this point. The business of our Corporation is much more complex today than when I started, but there is a simple truth that still applies – "that you get an honest day's pay for an honest day's work." I think every one of the close to 12,000 people that work for this Corporation believes that too. I want to thank them for their contributions towards Precision's success.

On behalf of the Board of Directors,

HANK B. SWARTOUT
Chairman of the Board, President and
Chief Executive Officer
March 10, 2004

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report, including statements which may contain words such as "could", "should", "expect", "estimate", "likely", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's marketshare and position in the domestic and international drilling markets; and other such matters.

These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance and achievements will conform with the Corporation's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.



JOHN KING
Senior Vice President,
Technology Services

DWAYNE PETERS
Senior Vice President,
Canadian Drilling Operations

MARTIN KEMP
Senior QHSE Manager

STEVE JAMES
Vice President, Health, Safety and Environment

LEADERSHIP IN SAFETY

Between 2001 and 2003, Precision realized a 31 percent decrease in its total recordable injury frequency, meaning there were 281 fewer recordable incidents in 2003.

Precision has structured Target Zero™ with a view to instilling a safety culture throughout the organization where the aim is to achieve zero incidents.

Working in the oil and gas industry holds inherent risks and as such requires a continuous focus towards working safely by all on-site personnel. That puts Precision, Canada's largest oilfield services company and a growing player in the international market, front and centre in the energy industry's efforts to ensure workplace safety.

"We have a vision for our Corporation and having a safe operating environment is the heart and soul of that vision," Hank Swartout, Precision's Chairman, President and Chief Executive Officer, said after visiting several of the Corporation's Canadian rig sites in early 2003. "Every single one of our employees should be able to complete each shift as healthy as he or she began it. Precision owes that to them. Moreover, our employees owe it to themselves, their families and friends. It falls to all of us in this Corporation to be safety leaders."

Precision sponsors an annual "Safety Stand-Down Week" during which senior managers including Hank Swartout visit field locations throughout western Canada. Meeting with front line workers and discussing safety demonstrates and reinforces the commitment we hold toward working safely. The safety week is part of Precision's broad ranging and industry-leading Target Zero™ vision. Although Precision has long had a safety program, the Corporation launched Target Zero™ – It's People... It's Personal – in 2002 to give even greater meaning, momentum and focus to the Corporation's initiatives and safety efforts.

As its name suggests, Target Zero's™ lucid message to Precision's employees, customers and industry counterparts is that the Corporation is aiming to achieve zero incidents every year, and day-by-day, is improving on each year's performance. While the Corporation fully accepts its responsibility of taking the lead role in creating and maintaining a safe working environment, Target Zero™ also aims to empower employees.

"We need the commitment and support of all employees to ensure that zero is achievable by making safety a part of their daily routine," says Hank Swartout. "In a world where everything we do on the job can affect ourselves, our colleagues or the communities in which we work, there really can be no other possible target." Precision has structured Target Zero™ with a view to instilling a safety culture throughout the organization, whether employees are operating in Arctic regions, in the Western Canada Sedimentary Basin, in international locations such as Mexico or the Middle East or in the Corporation's head office in Calgary, Alberta.



RCMP presentation on vehicle safety – one of the many courses Precision offers its employees each year.

Charged with leading Target Zero™ is Precision's Health, Safety and Environment (HSE) team, which is made up of 20 professionals from Contract Drilling, 23 from Technology Services and 26 from Rental and Production, who combined have accumulated vast experience developing and implementing HSE programs for better workplace safety.

Through training and development programs, the HSE team transfers its knowledge to all Precision employees. In 2003 thousands of Precision employees attended multiple training courses that provided insightful health, safety and environmental awareness. Training starts as soon as, or sometimes even before, an employee joins the Corporation. Since 1998, Precision has invested hundreds of thousands of dollars to support our initiative at our Nisku, Alberta training facility, where new drilling rig employees attend a rigorous orientation program. Even some prospective employees may participate to give them a full picture of what their job would entail and help them understand and feel comfortable with the job requirements. Class participants are introduced to personal protective equipment, on and off the job protection and seat belt safety – a session that is presented by the Royal Canadian Mounted Police (RCMP). Later, candidates participate in 'real life' drilling scenarios using Precision's rig floor simulator. The training sessions also use a variety of media including slide presentations, videos and guest speakers – all designed to provide a complete and realistic look at the life of a roughneck. In remote regions where assembling our employees into a centralized training facility is not practical, Precision capitalizes on the expertise of either local contract trainers or internal personnel to provide orientation and job skill training.

This training is imperative for all segments of Precision. Jeff Grubbs, Environmental, Health and Safety Manager of CEDA International Corporation explains, "Our training programs are continuously monitored and revised to remain applicable to the advancing technologies of our industry. Our employees are expected to go through very extensive and ongoing training with respect to health, safety, and the environment. This knowledge is taken to the field and controls their everyday activities, both on and off the job. It is this level of commitment and awareness that paves the road towards Target Zero™."

"The orientation is the introduction to our Corporation, and safety needs to be front and centre. It's an intensive program that is proven to have a significant impact on our employees,"



Employees training on rig floor simulator.

Precision supplements its classroom training with ongoing field training, which includes observation and communication workshops for supervisors, driver training, hazard identification and control techniques, environmental awareness, and much more.

says Steve James, Contract Drilling's Vice President, Health, Safety and Environment. "The program is highly representative of Precision's ongoing commitment to safety."

Precision supplements its classroom training with ongoing field training, which includes observation and communication workshops for supervisors, driver training, hazard identification and control techniques, environmental awareness, and much more. Internationally, Precision has dedicated health, safety and environment professionals in regional centres, whose focus is incident prevention through careful employee selection, and then the development, implementation and monitoring of safety systems.

The Target Zero™ vision extends outside the Corporation to Precision's customers who are invited to participate in its internal observation and communication training program. This gives customers a first-hand look at the training that Precision's site supervisors go through. Customers can take what they learn and transfer that knowledge to their operations and the wellsite.

Precision's HSE initiatives also reach out to the whole petroleum industry. As an active member of the Canadian Association of Oilfield Drilling Contractors (CAODC), the Canadian Petroleum Safety Council and the Petroleum Services Association of Canada, Precision is sharing its experience with these groups while also learning from its peers. In a collaborative effort with the RCMP, Precision produced a seat belt awareness video that it distributed industry-wide.

"We can look at safety many different ways," says Martin Kemp, Senior QHSE Manager, Technology Services. "In order to maintain our continuous motivation toward Target Zero™ we must hold personal ownership toward protecting our greatest asset, people. People are what safety is all about. From a financial point of view, industry leading safety performance correlates with industry leading productivity," says Mr. Kemp. "That's a worthwhile investment and one that we make consistently, whether we are at the high point or the low point of the drilling cycle."

But when you get right down to it, safety is about people; our employees working collaboratively and smartly between themselves and with customers. It's about teamwork and getting the job done the best way possible.



FRANCISCO LOPEZ
Integrated Services Manager, Mexico

MARK HELMER
Vice President, International Drilling Operations

JULIO CUMANA
Burgos Project Manager, Mexico

TIM BRAUN
Operations Manager, International Drilling



PRECISION RIG 723 IN TAMAULIPAS, MEXICO



STAGING OUR ENTRY TO THE MEXICAN MARKET

00 Pemex approached Precision, interested in Precision's world-leading drilling expertise

01 Precision awarded a US$270 million joint venture contract in Mexico's Burgos Basin

01 Entered Mexico to begin drilling of the 240 well program in the Burgos Basin

02 Pemex awards Precision a contract extension worth US$61 million

03 Pemex extended Precision's contract, worth US$340 million, to drill an additional 285 gas wells in the Burgos Basin

RAPID GROWTH IN MEXICO


Burgos Basin
Reynosa
Mexico City
Veracruz

When opportunity knocked for Precision in Mexico, the Corporation was more than ready to turn opportunity into success.

"Think about it," says Francisco Lopez, Precision's Integrated Services Manager, Mexico. "We signed our first multi-million dollar contract in 2001 and have already extended it several times, also for multi-million dollar amounts. This didn't happen by chance. In Mexico, we are proving just how successfully Precision's state-of-the-art drilling technology can be transferred to international markets."

Petróleos Mexicanos (Pemex), Mexico's state-run oil company and one of the largest petroleum companies in the world, first approached Precision in the summer of 2000. Pemex was interested in the potential for Precision to apply its broad, world-leading drilling expertise to the strategically-important Burgos Basin, Mexico's largest non-associated natural gas field. Spanning more than 50,000 square kilometres in the northeastern states of Tamaulipas and Nuevo León along the Texas border, the Burgos Basin has an estimated 75 trillion cubic feet (tcf) of untapped natural gas reserves. For Mexico, successful and rapid development of the Burgos Basin is critical to meeting the country's growing demand for natural gas. The country as a whole has an estimated 845 tcf of natural gas reserves and 12.6 billion barrels of proven crude oil reserves.

Precision embraced the Mexico opportunity. We knew we could meet Pemex's need for high performance safe drilling. Moreover, the opportunity fit perfectly with the Corporation's strategy to expand operations internationally into markets where Precision can both add value and be profitable. In early 2001, Pemex invited Precision to tender for an integrated services contract to turnkey the delivery of 240 non-associated gas wells against the industry's largest services providers and in February of that year Precision and its joint venture partner won a US$270 million contract to deliver the project. At the time, this was the largest on-shore drilling contract ever awarded in Mexico.

Precision acted quickly, and by May, had the first of five drilling rigs operating in Mexico.

"I believe that the speed at which Precision works both in rig construction and delivering wells was a key factor in our winning this contract and the subsequent contract extension," says Mark Helmer, Precision's Vice President, International Drilling Operations.

"I believe that the speed at which Precision works both in rig construction and delivering wells was a key factor in our winning this contract and the subsequent contract extension," says Mark Helmer, Precision's Vice President, International Drilling Operations.

In Mexico, Precision serves as the lead contractor and project manager, providing supervisory staff, wellsite construction, well design, engineering and construction, drilling rigs, directional drilling, flowline hookups, wireline, logging-while-drilling, measurement-while-drilling, production testing, and drill bits.

"We can deliver our product quickly and on time, anywhere in the world. Precision's specially-configured drilling equipment has reduced drilling time per well significantly in the Burgos Basin and set the performance benchmark for subsequent projects. Moreover, due to a compact, fit-for-purpose design we can move our rigs quickly and safely from one wellsite to another."

In 2002, Pemex awarded the joint venture a contract extension worth US$61 million and as a result Precision brought in two more rigs to the Burgos field.

Then, in 2003, the joint venture won a contract extension that is worth more than the other two contracts combined – US$340 million for an additional 285 gas wells. By the fourth quarter of 2003, Precision had a total of 10 rigs operating in Mexico. Precision is projecting continuous drilling for the 10-rig fleet until January 2005. In total, Precision will drill an estimated 605 wells under the current contract with Pemex, twice the number of wells as its leading competitor.

Precision serves as the lead contractor and project manager, providing supervisory staff, wellsite construction, well design, engineering and construction, drilling rigs, directional drilling, flowline hookups, wireline, logging-while-drilling (LWD), measurement-while-drilling (MWD), production testing, and drill bits. Our joint venture partner for their part provides the cementing, fracturing and coiled tubing required to complete the well.

Precision's rigs are ideally designed to meet the drilling requirements of the Burgos field's geology, drilling wells in depth range from 900 to 3,500 metres with multiple target zones.

For example, Precision uses its PD 721 and PD 735 Super Single® rigs which drill shallow and medium-depth wells more economically and faster than traditional jack-knife and telescopic doubles. The Super Single®, incorporating a hydraulic pipe handling system, top drive and power wrench among other advancements, is more versatile, efficient and safer to work on than conventional drilling rigs.

"Precision's rigs are the only ones of their kind in Mexico in terms of size, speed and mobility," says Mr. Lopez. "Not only is our technology unique, we also offer greater automation, which, in the drilling world, means less room for human error, greater safety for the rig operators and faster drilling speeds."

Our highly-efficient drilling processes, industry-leading technology, comprehensive employee training programs and culture for safe operations – all of these are making their mark in the Burgos Basin.

Precision views its work with Pemex as a team effort.

"Of course it's true that succeeding in Mexico is very important for Precision," adds Mr. Lopez, who is based in Reynosa, a thriving city of nearly a million people near the U.S. border on the northern edge of the Burgos Basin. However, what's even more important is that Precision's success be Mexico's success as well. Precision is transferring a lot of knowledge and expertise to Mexico. Our highly-efficient drilling processes, industry-leading technology, comprehensive personnel training programs and culture for safe operations – all of these are making their mark in the Burgos Basin."

From the beginning, Precision recognized that there would be inevitable challenges to integrating new technology and processes into a working environment with distinct cultural characteristics.

"I think Precision has integrated very well into the Mexican drilling environment," says Mr. Helmer. "Many of our supervisors have learned Spanish to work effectively with local personnel. Our Corporation's culture is such that we are open to new approaches, and cultural differences in the countries where we work. By working with our Mexican colleagues as important team members, the adjustment to successful performance in Mexico has been fast and positive."

Precision has pushed hard on three fronts – local recruitment, training and transferring comprehensive safety practices to the 300 full-time employees and another 300 seasonal workers in the Mexican operations. The Corporation supports the Mexican government's job creation initiative by investing in Mexican employees through recruitment of engineering graduates from Mexican universities and training local staff to replace expatriate employees. Today, 90 percent of Precision's daily operations in the country are carried on by Mexican nationals.

Precision's Health, Safety and Environment program involves employee training – both on and off the rig – safety meetings before every rig operation, and regular site and equipment inspections. The Corporation maintains emergency response plans in all locations, and it works closely with Pemex to inform and educate local residents about the hazards inherent in the drilling industry. Emergency response plans are in place in case of accident.

For Precision, the Mexico experience has been a very successful and rewarding one and the Corporation views Mexico as a long-term opportunity. The Corporation already has its sights set on tendering in 2004 for work in other fields such as Veracruz, southeast of Mexico City.

Says Mark Helmer: "We have rigs in several other countries but with Mexico in particular, I think we are showing how effectively Precision can transcend borders both technically and profitably."



DAN ROBSON
Vice President, Drilling Services

RUSTY PETREE
Vice President, Corporate Development

KURT BEILNER
Regional Director, Europe/Africa

MARWAN BITAR
Regional Director, Middle East



PRECISION'S TECHNOLOGY IS UTILIZED IN THE GULF OF MEXICO



MIKE LARRONDE
President, Advantage R&D, Inc.

DON OLIVER
Vice President, Wireline R&D

MAARTEN PROPPER
Vice President, Wireline Services

CAREL HOYER
Regional Director, Canada

BRINGING TECHNOLOGY SERVICES PRODUCTS TO MARKET

2003 has seen the evolution of Technology Services into a technology delivery organization. Today, Precision has many technology development initiatives underway at each of our research and development facilities in North America and Europe. While some of these projects are actually focused on developing new "game changing" technologies, particular to different operating regions across the globe, many are merely upgrades or modifications of existing tools required to address specific needs of customers. Our ability to develop and commercialize fit-for-purpose technologies for almost any operating region or environment is the cornerstone of Precision's strategic model. Our development process leads to a full commercialization of each tool as illustrated in the flowchart below.

OPPORTUNITY IDENTIFICATION	MARKET ASSESSMENT	CONCEPTUAL DESIGN	ENGINEERING & DEVELOPMENT	BENCH TESTING	FIELD TESTING	COMMERCIALIZATION
By listening to and understanding our customers we determine their needs.	We then review the potential for this tool or service from a global perspective, to define target specifications and to establish a lifetime marketing plan.	The target specifications are summarized in an engineering context.	Prototypes are developed to confirm the ability to meet target technical and commercial specifications.	Subsurface conditions are re-created in the Engineering Centres to evaluate the performance of the new tool.	Tools and services are tested in market environments. Field testing is carried out in all appropriate environments and conditions pertinent to the market application. Both surface and downhole reservoir conditions are taken into account when selecting appropriate field test locations.	Product is launched, starting with field employee training, followed by the roll out to target markets.

■ Precision and our customer working together ░ Precision's internal work to develop the tool

The following technology products represent a sample of the tools that reached the full commercialization stage during 2003. In the final stages each of these tools were field tested in locations that included Canada, Mexico, Hungary, Oman and Indonesia. Following successful field testing, these products are now available commercially to Precision customers around the world.

Technologies Commercialized in 2003

	Technical Drivers		Application Domain			Target Deployment			Market Development		
	Hostile Environments	Efficiency	Appraisal	Development Drilling	Production	Onshore	Offshore Shelf	Offshore Deepwater	Emerging	Growth	Mature
Wireline Services:											
SLIM MONOPOLE ARRAY	●		●	●	●	●	●	●	●		
HIGH RELIABILITY PULSED NEUTRON GENERATOR		●	○	○	●	●	●	●			●
PRODUCTION FLUID IMAGER		●			●	●	●	●		●	
DIGITAL DUAL LATEROLOG (WCS VERSION)	●	●	●	●		●	●	●			●
Directional Drilling:											
Revolution™ ROTARY STEERABLE	●	●	●	●		●	●	●	●		
PrecisionLWD™ TRIPLE-COMBO	●	●	●	●		●	●	●		●	
HOSTILE ENVIRONMENT LOGGING (HEL™)/MWD	●		●	●		●	●	●			●
EMpulse™ ELECTROMAGNETIC/MWD	●	●	●	●		●	●	●	●		

● Primary Application ○ Secondary Application

Slim Monopole Array – Small diameter, cased hole tool that measures sonic travel times in the formation to determine porosity and locate gas.

High Reliability Pulsed Neutron Generator – A reliable neutron source for the determination of matrix and fluid properties.

Production Fluid Imager (PFI) – Cased hole, production logging tool that provides measurements to enable the visualization of multiphase fluid flow in the formation.

Digital Dual Laterolog (Wireline Communications Service version) – Tool that measures formation resistivity at two depths of investigation used to locate hydrocarbons in salt-saturated mud systems.

Revolution™ Rotary Steerable – Slim, automated downhole drilling assembly that enables precise wellbore steering.

PrecisionLWD™ Triple-Combo (resistivity/neutron/density) – A downhole logging assembly that provides formation measurements while drilling to identify production potential.

Hostile Environment Logging (HEL™)/MWD – An integrated measurement-while-drilling tool designed to operate in extreme environments.

EMpulse™ Electromagnetic/MWD – A downhole data communications system that provides drilling data in environments where traditional signal transmission has not been possible.

Case Study: Mexico

Revolution™ ROTARY STEERABLE

Drilling wells in as few bit runs as possible can result in significant cost reductions. These solutions make Precision's Revolution™ Rotary Steerable service particularly applicable to drilling in Mexico. The Precision Revolution™ slimhole Rotary Steerable system was used to drill a well vertically to a predetermined location, then "kick-off-from-the-vertical" to a 57° inclination and eventually complete the horizontal section, all in a single bit run. This innovative system, only available from Precision, eliminates the expense of rig time required to alter drill string configurations that previously have been necessary to drill complex well configurations with vertical, deviated and horizontal sections.

Case Study: Yemen

WIRELINE SERVICES

In a remote, maturing oil field in the Yemen desert, Precision mobilized and constructed a complete self-sufficient wireline operation, on time and without disruption to our customer's ongoing operations. The mobilized equipment included a suite of fit-for-purpose tools designed to provide wellbore characterization in wells ranging from 5,000 to 10,000 feet deep, accurately and with exceptional reliability. The customer's specific technology requirements required development of several new tools, which were developed by Precision's internal wireline research and development organization.

Case Study: Indonesia

PrecisionLWD™ TRIPLE-COMBO

Balancing offshore rig cost against time taken for data acquisition to give accurate formation information has always been a challenge. Our customer came to us with just that challenge and we delivered. The PrecisionLWD™ Triple-Combo logged wells at a drilling rate of more than 400 feet per hour, more than twice the industry standard, providing real-time wireline quality data. For our customer, faster logging meant lower rig costs and greater efficiency.





JOHN JACOBSEN
Vice President, Operations

RON BERG
Vice President, Operations

ALEX MacAUSLAND
General Manager, Precision Well Servicing

DOUG EVASIUK
Vice President, Marketing



PRECISION RIG 631 NEAR GRANDE PRAIRIE, ALBERTA, CANADA



ROGER HEARN
President, CEDA International Corporation

GENE STAHL
Vice President, Precision Rentals Ltd.

BRIAN FITZMAURICE
Vice President, Industrial Services

BOB STOCKTON
Marketing Manager, Rentals

COMMUNITY RELATIONS

Precision's philosophy of giving back to the community is one that we are proud to share with all of our stakeholders and the communities in which we work and live.



Precision employees volunteer by serving lunch at the Mustard Seed Street Ministry.

Precision's Community Relations program plays an important role in being a good corporate citizen by strengthening our presence in the communities in which we operate.

In 2003, our Corporate Donations program fulfilled over 60 percent of requests received from our employees, customers, the communities in which we do business, and registered charitable organizations. These requests fall into 11 categories, including rural and urban community; international aid; women's groups; youth; aboriginal; medical and disabilities; the arts; the homeless; educational; the environment; and political. In order to provide ongoing support, a number of the donations are made over a three to five-year period, including those to the Alberta Children's Hospital Foundation, shelters for abused women and children, medical research and education.

In addition, Precision is proud to sponsor a number of events throughout the year that provide proceeds to charitable organizations such as Shock Trauma Air Rescue Society (STARS), Ronald McDonald House and the Calgary Drop-In Centre.

While Precision provides corporate support, our employees and their families are equally committed to the communities in which they live. This commitment includes volunteering for local charities; participating in events supporting breast cancer, diabetes and other research; participating in United Way's 'Days of Caring' program; adopting families of the less fortunate during the holiday season; coaching sports teams; and participating in local arts programs.

Precision also recognizes the value of a post-secondary education. The Corporation supports children of employees through its Employees' Dependent Children Scholarship Program. Scholarships are awarded to applicants who demonstrate superior academic performance, work experience and community leadership.

THE BOARD OF DIRECTORS



W.C. (MICKEY) DUNN · ROBERT J.S. GIBSON · PATRICK M. MURRAY · FREDERICK W. PHEASEY · H. GARTH WIGGINS

HANK B. SWARTOUT · MURRAY K. MULLEN

THE BOARD OF DIRECTORS

W.C. (MICKEY) DUNN[2][3]
EDMONTON, ALBERTA

Mr. Dunn has been a member of Precision's Board of Directors since September 1992. He has held the position of Chairman of True Energy Ltd., a publicly traded oil and gas exploration company since January 2000. Previously he was President and a Director of Cardium Service and Supply Limited.

ROBERT J. S. GIBSON[1][3]
CALGARY, ALBERTA

Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996.

MURRAY K. MULLEN[2]
CALGARY, ALBERTA

Mr. Mullen joined Mullen Trucking Ltd. in 1977 and is currently Chairman, President and Chief Executive Officer of Mullen Transportation Inc., a publicly traded company whose shares are listed on the Toronto Stock Exchange. Mr. Mullen has been a Director of Precision since September 1996 and continues to be active in a number of industry and community organizations.

PATRICK M. MURRAY[1]
DALLAS, TEXAS

Mr. Murray is Chief Executive Officer of Dresser Inc., and has been a Director of Precision since July 2002. A member of the American Petroleum Institute and the Society of Petroleum Engineers, Mr. Murray is also a board member of the World Affairs Council of Greater Dallas, the Valve Manufacturers Association, the Petroleum Equipment Suppliers Association and Houston-based Harvest Natural Resources Inc.

FREDERICK W. PHEASEY[3]
EDMONTON, ALBERTA

Mr. Pheasey is currently the Executive Vice President and a Director of National-Oilwell Inc. Previously he was the founder and Board Chairman of Dreco Energy Services, which was acquired by National-Oilwell in 1997. Mr. Pheasey has been a Director of Precision since July 2002.

HANK B. SWARTOUT
CALGARY, ALBERTA

Mr. Swartout has been Chairman, President and Chief Executive Officer of Precision since 1985. Previously he held positions as Manager of Bawden Western Oceanic Offshore, Vice President of Rig Design and Construction for Dreco, and Manager of Construction for Nabors Drilling Canada.

H. GARTH WIGGINS[1]
CALGARY, ALBERTA

Mr. Wiggins has been the President of a private investment firm, Kamloops Money Management, since 1993. He is also currently a Principal of Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Previously he was Vice President Finance and Chief Financial Officer of Tri Link Resources Ltd. and a partner of Farvolden, Wiggins, Balderston Chartered Accountants. He has been a Director of Precision since September 1997.

[1] Audit Committee member

[2] Compensation Committee member

[3] Corporate Governance and Nominating Committee member

CORPORATE GOVERNANCE

Precision's Board of Directors is comprised of experienced, proven leaders representing a diverse group of professions and industries in Canada and the United States. Together, the Directors work to help Precision realize its full potential by sharing their creative vision, initiative and sense of how outside events and developments can affect Precision's future. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a sensible consensus.

Our Code of Business Conduct and Ethics (the Code), adopted by the Board, expresses fundamental principles that guide the Board in its deliberations and shape Precision's activities worldwide. The Code applies to the members of the Board, the Chief Executive Officer (CEO), the Chief Financial Officer and all employees throughout the organization. It incorporates our guiding principles: upholding the law, honoring trust, fairness, objectivity, confidentiality, integrity and corporate and individual responsibility. It creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not upheld. In addition, the CEO and the principal financial officers of Precision have signed a Code of Ethics. The text of both of these documents can be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Under the rules of the Toronto Stock Exchange (TSX), Precision is required to disclose information relating to its system for corporate governance. Precision's disclosure addressing each of the TSX's guidelines is set out in Schedule 'A' to the Management Information Circular issued in connection with the 2004 Annual and Special Meeting of the Shareholders, and can also be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Precision's common shares are also listed on the New York Stock Exchange (NYSE). Precision's governance practices comply with the NYSE rules in all significant respects.

INDEPENDENCE OF THE BOARD

A majority of the Board of Precision must be resident Canadians and must qualify as independent and unrelated directors in accordance with the applicable rules of the TSX, the NYSE and Canadian and U.S. Securities Laws. To assist it in making determinations as to the independence of members of the Board of Directors and its committees, the Board has adopted categorical standards of independence as per the rules of the NYSE. A Director who qualifies as independent under this policy is both "unrelated" to Precision within the meaning of the TSX guidelines and "independent" under the NYSE rules. Six of the seven members of Precision's Board are independent and unrelated to Precision. The only related Director is Hank B. Swartout, Chairman of the Board, President and Chief Executive Officer of Precision. The Board further concluded that Mr. Swartout's dual role does not impair the Board's ability to function independently of management. Mr. Swartout's extensive knowledge of Precision's business is beneficial to other members of the Board. To further reinforce independence, the Board appoints a Lead Director from the independent Directors present at each regularly held in-camera session. The Lead Director is responsible for developing the agenda for, and presiding over in-camera sessions and acting as principal liaison between the non-management Directors and the CEO on matters dealt with during the in-camera sessions.

RESPONSIBILITIES OF THE BOARD

The Board of Precision oversees the management of the business affairs of Precision, discharging its responsibilities either directly, through Board committees or through management. The delegations of authority conform to statutory limitations specifying responsibility of the Board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board and its committees. The Board encourages Precision's management, led by the President and CEO, to be strong leaders and make clear and appropriate executive decisions.

Among the Board's activities derived from these responsibilities are to:

- Supervise the succession planning process including the selection, appointment, development, evaluation and compensation of the Chairman of the Board, CEO and the Senior Executives;
- Provide advice and counsel to the CEO, nominate Directors and evaluate Board performance;
- Hold an annual formal strategic planning session and approve strategic plans and objectives, major decisions, and corporate plans;
- Oversee the ethical, legal and social conduct of the organization, and review the financial performance and condition of Precision;
- Identify and consider risks in the operations of Precision and establish policies for monitoring and managing those risks; and
- Represent the interests of all shareholders in general and not of just one group.

A complete guideline of Director responsibilities can be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board of Precision will establish or identify and provide access to appropriate orientation programs, sessions or materials for newly elected Directors of Precision for their benefit either prior to or within a reasonable period of time after their nomination or election as a Director. Precision will encourage, but not require, Directors to periodically pursue or obtain appropriate programs, sessions or materials as to the responsibilities of Directors of publicly-traded companies.

DIRECTOR COMPENSATION

Directors receive an annual retainer of US$16,000 per year. They also receive Board and committee meeting fees of US$1,000 for attendance in person and US$500 for attendance by telephone. Committee Chairs receive a retainer of US$5,000. Related travel and out-of-pocket expenses are reimbursed. In addition, a travel allowance of US$1,000 is paid to non-management Directors who travel more than three hours by air to a board or committee meeting.

Shareholdings of Board Members

- Total commons shares of Precision held by the non-employee Directors – 41,000
- Total stock options to purchase common shares of Precision held by the non-employee Directors – 116,000

COMMITTEES OF THE BOARD

The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. All members of the committees are independent and unrelated, and in addition, members of the Audit Committee meet additional required tests of independence. Directors, committees or members of a committee have the right to engage an outside advisor at Precision's expense. The Board delegates certain work to Board committees. This allows in-depth analysis of issues by the committees and more time for the full board to discuss and debate items of business. Complete mandates of the Board committees are available on the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Audit Committee

The Audit Committee met six times in 2003.

The Audit Committee consists of H. Garth Wiggins (Chairman), Patrick M. Murray and Robert J.S. Gibson, all of whom are unrelated Directors and all of whom are independent under the rules of the NYSE.

The Audit Committee recommends the external Auditors to be appointed by the Shareholders at each Annual Meeting and receives reports from the external Auditors. It also determines the remuneration of the external Auditors and must approve, in advance, any permitted non-audit services. The Audit Committee has been given authority to establish processes for the confidential receipt and handling of employee complaints

(Whistleblower Hotline) which can be accessed anonymously through the internet, by email or by voicemail. Additional information about the Whistleblower Hotline can be found on Precision's website at www.precisiondrilling.com.

The Audit Committee has the general responsibility for overseeing and monitoring the financial aspects of Precision's business and operations, and to:

- Review the annual and interim financial statements and Management's Discussion and Analysis (MD&A) prior to submission to the Board for approval;
- Review and discuss with management and the external Auditors, as applicable, (a) major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of Precision's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the external Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles (GAAP) methods on the financial statements; (c) any management letter provided by the external Auditors and the Corporation's response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external Auditors' activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off balance sheet structures on the financial statements of the Corporation; and (f) earnings press releases (paying particular attention to any use of "pro forma" or "adjusted", "non-GAAP information", as well as financial information and earnings guidance (generally on a case-by-case basis) provided to analysts and rating agencies;
- Discuss with management Precision's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies;
- Ensure that the Corporation maintains an internal audit function and at least annually obtain and review a report from the external Auditors regarding (a) the external Auditors' quality control procedures, (b) any material issues raised by the most recent quality control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external Auditors, (c) any steps taken to deal with any such issues, and (d) all relationships between the external Auditors and Precision;
- Evaluate the qualifications, performance and independence of the external Auditors, including a review and

evaluation of the lead partner of the external Auditors and set clear hiring policies for employees or former employees of the external Auditors;

- Ensure that the lead audit partner of the external Auditors and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external Auditors' firm itself;
- Discuss with management and the external Auditors any accounting adjustments that were noted or proposed by the external Auditors but were passed on (as immaterial or otherwise);
- Establish procedures for (a) the receipt, retention and treatment of complaints received by Precision regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of Precision of concerns regarding questionable accounting or auditing matters;
- Review other financial information included in the Corporation's annual report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of the Corporation and is unbiased and non-selective;
- Review the Annual Information Form;
- Meet periodically, as appropriate, and at least annually with the internal and external Auditors of the Corporation;
- Review planning for, and the results of, the annual external audit and solely approve:
  - The external Auditors' engagement letter as agreed between the external Auditors and management of the Corporation.
  - The reasonableness of audit fees as agreed between the external Auditors and management.
  - Audit scope, including locations to be visited, areas of audit risk, materiality as it affects audit judgment, timetable, deadlines and coordination with internal audit.
  - The audit report to the Corporation's shareholders and any other reports prepared by the external Auditors.
  - Non-audit related services provided by the external Auditors.
  - Assessment of the external Auditors' performance.
- Hold in-camera meetings with representatives of the internal and external Auditors to discuss audit related issues including the quality of accounting personnel;
- Have such other powers and duties as may from time to time by resolution be assigned to it by the Board;

- Carry out an annual performance evaluation of the Audit Committee; and
- Have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Audit Committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee consists of Robert J.S. Gibson (Chairman), W.C. (Mickey) Dunn and Frederick W. Pheasey, all of whom are independent and unrelated Directors.

The Corporate Governance and Nominating Committee met four times in 2003.

The Corporate Governance and Nominating Committee has the general responsibility for developing and monitoring Precision's approach to corporate governance matters and is responsible for recommending to the Board its size, composition and membership, succession planning for Directors and Board committee structure.

The Committee's mandate is to:

- Set criteria for Board members, identify individuals qualified to become Board members and, at the direction of the Board, either select or recommend that the Board select the Director nominees for the next Annual Meeting of the Shareholders;
- Develop and recommend a set of corporate governance principles applicable to the Corporation;
- Assess annually the effectiveness of the Board as a whole, the various committees of the Board and the contribution of individual Directors and make any necessary recommendations to the Board in relation thereto;
- Make recommendations to the Board as to the members of the various committees of the Board, taking into account the eligibility for membership on such committees based upon applicable laws, rules and regulations;
- Ensure the provision of appropriate orientation for new Directors and availability of continuing education programs for all Directors;
- Establish and monitor procedures for administering the relationship of the Board with the Corporation's management and ensure that the Board can function independently of management and ensure that the Chairmen of the various committees of the Board shall have unimpeded access to senior management;
- Ensure that there is a process to allow all levels of employees access to appropriate Board members to bring "Whistleblower" issues to the Board which are not being adequately dealt with by management of Precision;
- Establish and monitor procedures to ensure that the Board is made aware of current and evolving legislation, regulations and guidelines relating to applicable corporate governance issues pertaining to regulated public issuers;
- Establish and monitor procedures which will enable an individual Director to engage an outside advisor at the

expense of the Corporation under appropriate circumstances on the basis that such procedures shall allow the Committee to retain the discretion to approve the reasonableness and costs for such engagement;

- Provide a report on corporate governance on a yearly basis to be included in the Management Information Circular for the Annual Meeting of the Shareholders, which report shall compare the corporate governance practices of the Corporation to the stated criteria listed in the Toronto Stock Exchange Report on Corporate Governance. This report shall also take into account other corporate governance requirements required by the New York Stock Exchange and other applicable entities that have jurisdiction over the Corporation;
- Review and reassess, at least annually, the adequacy of the Corporate Governance Guidelines of the Corporation and recommend any proposed changes to the Board for approval;
- Review and reassess, annually, the adequacy of the Corporate Governance and Nominating Committee mandate and recommend any proposed changes to the Board for approval; and
- Report, on a regular basis to the Board, on its deliberations.

Compensation Committee

The Compensation Committee consists of Murray K. Mullen (Chairman) and W.C. (Mickey) Dunn, both of whom are independent and unrelated Directors.

The Compensation Committee met five times in 2003.

The Committee's mandate is to:

- Review and develop the CEO's compensation package;
- Annually review and recommend the compensation for non-employee Directors;
- Review the Corporation's goals and objectives with the CEO and recommend to the Board the CEO's compensation package in light of the goals and objectives;
- Evaluate the CEO's performance on an annual basis as such performance relates to the established goals and objectives;
- Make recommendations to the Board with respect to incentive compensation and equity based plans;
- Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans and review and monitor awards under such plans;
- Review with the CEO of the Corporation and comment upon: (a) the compensation plans for senior executive officers of the Corporation; and (b) recommendations for the appointment of senior executive officers prior to consideration by the Board;
- Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation

of Director, CEO or senior executive compensation and shall have the sole authority to approve the consultant's fees and other retention terms as it relates to such evaluation. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors; and

- Review and reassess the adequacy of this mandate annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually review its own performance.

SUMMARY OF BOARD AND COMMITTEE MEETING ATTENDANCE

Director	Board meetings attended(1)	Committee meetings attended(1)
W.C. (Mickey) Dunn	7 of 7	7 of 9(2)
Robert J.S. Gibson	7 of 7	10 of 10
Murray K. Mullen	7 of 7	5 of 5
Patrick M. Murray	6 of 7	6 of 6
Frederick W. Pheasey	7 of 7	4 of 4
Hank B. Swartout	7 of 7	N/A
H. Garth Wiggins	7 of 7	6 of 6

(1) Attendance in person or by telephone.

(2) Attended 4/4 Corporate Governance meetings. Appointed to the Compensation Committee July 2003 and attended all committee meetings subsequent to that appointment.



DALE TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

MICK MCNULTY
Senior Vice President, Operations Finance

BOB GERMAN
Vice President and Chief Accounting Officer

JAN CAMPBELL
Corporate Secretary

MANAGEMENT S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis has been prepared taking into consideration information available to February 10, 2004. The discussion focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (GAAP) between Canada and the United States are described in Note 15 to the Consolidated Financial Statements.

HIGHLIGHTS (1)

(Stated in thousands of Canadian dollars except per share amounts hich are presented on a diluted basis)

Years ended December 31,	2003	Increase (Decrease)	2002	Increase (Decrease)	2001	Increase (Decrease)
Revenue	**1,917,933**	**350,427**	1,567,506	(247,702)	1,815,208	504,234
% change		**22**		(14)		45
Operating earnings (2)	**297,110**	**141,551**	155,559	(206,226)	361,785	115,840
% change		**91**		(57)		47
Earnings from continuing operations before goodwill amortization	**191,131**	**101,597**	89,534	(116,763)	206,297	59,439
% change		**113**		(57)		40
Earnings from continuing operations	**191,131**	**101,597**	89,534	(86,176)	175,710	50,694
% change		**113**		(49)		41
Net earnings	**188,676**	**97,411**	91,265	(95,269)	186,534	56,421
% change		**107**		(51)		43
Earnings per share from continuing operations	**3.46**	**1.83**	1.63	(1.60)	3.23	0.75
% change		**112**		(50)		30
Net earnings per share	**3.41**	**1.75**	1.66	(1.78)	3.44	0.86
% change		**105**		(52)		33
Cash flow from operations	**258,427**	**59,204**	199,223	(233,007)	432,230	195,345
% change		**30**		(54)		82
Net capital spending	**290,504**	**50,961**	239,543	(101,418)	340,961	160,207
% change		**21**		(30)		89

(1) uarterly financial information for the t o year period ended ecember 31 2003 is presented on page 104 of this annual report.

(2) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation s principal business activities prior to consideration of ho those activities are financed or ho the results are taxed in various urisdictions. nvestors should be cautioned ho ever that operating earnings should not be construed as an alternative to net earnings determined in accordance ith GAAP as an indicator of Precision s performance. Precision s method of calculating operating earnings may differ from other companies and accordingly operating earnings may not be comparable to measures used by other companies.

Financial Position and Ratios
(Stated in thousands of Canadian dollars)

Years ended December 31,	2003	2002	2001
Working capital	**248,261**	210,256	215,919
Working capital ratio	**1.6**	1.5	1.6
Long-term debt (1)	**399,422**	514,878	496,200
Long-term debt to long-term debt plus equity (1)	**0.19**	0.25	0.26
Long-term debt to cash flow from operations (1)	**1.5**	2.6	1.1
Interest coverage (2)	**8.5**	4.4	8.4

(1) Excluding current portion of long term debt hich is included in or ing capital.
(2) Operating earnings divided by net interest expense.

The 107% increase in net earnings in 2003 over 2002 was driven largely by the strong Canadian market where drilling activity increased by 30% year over year. Technology Services (TS) return to profitability was also a contributor to the improvement. While not as significant quantitatively, this milestone provides a measure of success for management's efforts to re-focus that business from top line growth to bottom line profitability.

Interim objectives in the Corporation's five year plan to develop the Technology Services segment have been achieved, the most significant of which relate to technological advancements. Our new logging-while-drilling (LWD), measurement-while-drilling (MWD) and rotary steerable tools have set new standards for operating in high temperature and high pressure environments and have demonstrated superior information gathering and steering response capabilities. The tools are now being put to work by our customers and revenues should increase as the number of systems deployed to operations increases and as we fill out our fleet with the full complement of tool sizes.

Our research and engineering programs were successful at mitigating the technology risk associated with the TS development plan. However, it was recognized that insufficient attention had been paid to managing factors that put achievement of profitability objectives at risk. As is often the case, achievement of one set of objectives requires different skills than achieving another set of objectives. As a result, changes were made at various levels of the TS management team to add the experience required to focus on delivering a consistent product to our customers in a systematic and profitable manner.

Change was not isolated to the Technology Services segment. Early in the year, the Corporation sold its gas compression business, which was carried on by Energy Industries Inc. Although Energy Industries had been profitable since its acquisition by Precision in 1996, the compression packaging business was determined to be not core to the Corporation's energy services globalization strategy. In September the Corporation's rental businesses were brought under one umbrella to form Precision Rentals Ltd. This served to simplify purchasing decisions for our customers by providing one point of contact for all their rental needs.

Summary Income Statement
(Stated in thousands of Canadian dollars)

Years ended December 31,	2003	2002	2001
Operating earnings (loss)			
Contract Drilling	$ **285,753**	$ 184,553	$ 298,737
Technology Services	**4,842**	(31,733)	52,257
Rental and Production	**39,350**	30,090	39,365
Corporate and Other	**(32,835)**	(27,351)	(28,574)
	297,110	155,559	361,785
Interest, net	**35,050**	35,123	43,059
Dividend income	**–**	(39)	(1,106)
Gain on disposal of investments	**(3,355)**	(900)	(1,805)
Earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization	**265,415**	121,375	321,637
Income taxes	**72,532**	30,690	114,472
Earnings from continuing operations before non-controlling interest and goodwill amortization	**192,883**	90,685	207,165
Non-controlling interest	**1,752**	1,151	868
Earnings from continuing operations before goodwill amortization	**191,131**	89,534	206,297
Goodwill amortization, net of tax	**–**	–	30,587
Earnings from continuing operations	**191,131**	89,534	175,710
Gain on disposal of discontinued operations	**17,460**	–	–
Discontinued operations	**(19,915)**	1,731	10,824
Net earnings	$ **188,676**	$ 91,265	$ 186,534

ECONOMIC DRIVERS OF THE OILFIELD SERVICES BUSINESS

Crude oil and natural gas (hydrocarbons) are the primary sources of energy in the world. The provision of these commodities to the consuming public involves a number of players, each of whom take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and its associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce the reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of finding, producing, refining and distributing energy to residential and business users.

The orld ide oilfield services industry (broadly defined) is a 100 billion business that provides a ide array of services and equipment to support oil and gas exploration and production activities.

OILFIELD SPENDING WORLDWIDE


6
5
14
26
16
17
16
Reservoir Info
Drilling
Drilling Related Services
Completion
Infrastructure
Production/ Maintenance
Logistical Support

SOURCES OF ENERGY USED WORLDWIDE


7
1
7
39
23
23
Crude Oil
Natural Gas
Coal
Hydroelectric Power
Nuclear Electric Power
Geothermal, Solar, Wind, and Wood and Waste Electric Power

Source: Spears & Associates, Morgan Stanley Research

These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbons, drilling wells and measuring the characteristics of subsurface geological formations. If a well is evaluated to be commercially viable, additional oilfield services are required to complete the new well and then subsequently to maintain production. Exploration and production companies hire oilfield service companies to perform the majority of these services, hence, they are Precision's customers. The revenue for an oilfield service company is therefore, our customer's finding and development cost.

Providing these services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in ever changing surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is key to maintaining and improving the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels, that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins it earns.

The economics of a service company is thus largely driven by the current and expected price of crude oil and natural gas, which is determined by the supply and demand for the commodity. Since crude oil can be transported relatively easily, it is priced in a worldwide market which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines.

WTI OIL AND HENRY HUB GAS PRICES


Gas US$/MMBtu
10
9
8
7
6
5
4
3
2
1
0
40 Oil US$/Bbl
35
30
25
20
15
10
5
0
Jan 85
Jan 86
Jan 87
Jan 88
Jan 89
Jan 90
Jan 91
Jan 92
Jan 93
Jan 94
Jan 95
Jan 96
Jan 97
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Jan 03
4 Year Gas Average
Gas US$/MMBtu
4 Year Oil Average
Oil US$/Bbl

Although, as illustrated above, crude oil and natural gas prices have historically been quite volatile, the consensus of industry observers is that the relatively high current price environment appears to be sustainable for the foreseeable future. Oil prices, which during 2003 averaged US$31.10 per barrel for West Texas Intermediate (WTI), are the result of political instability in some OPEC member nations (Venezuela, Iraq and Nigeria) and from a generally improving world economy with energy demand growth particularly strong in China and Southeast Asia. Another important factor in the crude oil pricing equation, and one that has seen a fundamental change from past pricing scenarios, is the value of the U.S. dollar. Since oil prices are denominated in U.S. dollars around the world, the devaluation of the U.S. dollar that has occurred over the past year has implications for both the seller and buyer of the commodity. Oil producing nations, with OPEC members taking the lead in controlling supplies and prices, are motivated to see an increase in the U.S. dollar price of oil to maintain their purchasing power in other currencies such as the Euro. From a buyer's perspective, the devaluation of the U.S. dollar has made oil a cheaper commodity for those who spend Euros and Japanese Yen thus supporting the increased demand.

North American natural gas prices are also being supported by strong fundamentals. Demand is increasing with improved economic growth while supply from relatively mature producing basins is starting to decline. The near record gas drilling activity in 2003 served only to slow the decline in the production rate and this situation is not expected to change in the near future. High oil prices also serve to support natural gas prices as the economic benefit of switching between the two fuels is minimal. The importation of liquefied natural gas into the North American market, once thought to be the competitive product that would cause gas prices to decline, is now viewed by many industry analysts as a requirement to fill the gap between demand and conventional production capabilities.

THE CANADIAN MARKET – PRECISION S PLATFORM

The Western Canada Sedimentary Basin (WCSB) is maturing and our Canadian business units are adapting to this change. Overall production in the WCSB is growing, however, conventional oil is on the decline and natural gas reserve growth is struggling to replace 2003 production volumes. Growth opportunities exist in oil sands, heavy oil and tight gas drilling, coal bed methane drilling in particular. Longer-term medium to deep drilling prospects will be long awaited opportunity for oilfield service providers. With strong commodity prices, our customers first exploit low risk quick tie-in production. For western Canada this is shallow natural gas and the statistics prove this out. The number of wells drilled in 2003 set an all-time high with 19,851 completed wells. Note that well statistics on a completion basis differ from rig releases due to delays in reporting. While the statistics vary, well completion statistics accurately profile work opportunity over longer periods of time.

The following chart profiles the type of wells drilled in Canada over the past 10 years.

Western Canada Sedimentary Basin
NUMBER OF INDUSTRY WELLS DRILLED ON A COMPLETION BASIS


20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
03
Service
Dry
Natural gas
Oil

Source: CAODC

The steady growth in natural gas drilling has fueled activity for the past decade. The shift from oil to natural gas wells impacts the underlying nature of the energy services that companies like Precision provide. It has created higher demand for snubbing and in general, lower demand for service rigs, as natural gas wells do not need to be worked over as frequently as oil wells.

The following chart profiles 10-year drilling rig activity trends as measured by spud to rig release operating days by category of drilling rig depth rating.

Western Canada Sedimentary Basin
INDUSTRY OPERATING DAYS
BY DRILLING RIG DEPTH RATING


Operating Days
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
03
Rig Depth Category
4,601m
3,701 - 4,600m
3,051 - 3,700m
2,451 - 3,050m
1,851 - 2,450m
951 - 1,850m
0 - 950m

Source: CAODC

While the year 2003 set the WCSB well count record, it is 1997 that continues to hold the high mark for drilling rig work in terms of utilization and operating days. At 33% of industry drilling rigs, Precision's activity tracks very close to industry. While the well count is important, the reduction in time to drill a well deserves emphasis.

It is the development of shallow well oil and natural gas prospects that underpins the Canadian market and continues to be the agent for activity volatility. The trend towards deeper drilling prospects is progressing at a slow pace. However as our customers drill out the shallow well inventories that they hold today, they will be forced to pursue deeper prospects. We believe that we are beginning to see this shift as demand for medium depth light triple type drilling rigs has never been stronger than it is in the first quarter of 2004.

The following chart profiles the 10-year trend in terms of average well depth and average operating days to drill a well.

Western Canada Sedimentary Basin
AVERAGE INDUSTRY WELL DEPTH VERSUS TIME TO DRILL


Well Depth (metres)
1300
1200
1100
1000
900
800
10
9
8
7
6
5
Days to Drill
03
Average Operating Days per Well to Drill
Average Industry Well Depth

Source: CAODC

On average, oil and gas well depths are increasingly shallow. This is entirely consistent with the production shift to natural gas in the WCSB. Experience shows that our customers, the producers, first develop low risk close to market prospects such as those in southern Alberta. The average time to drill a well in the WCSB in 2003 was just over six days. For Precision in Canada, the average time is 5.1 days. The average drilling time per well has shown considerable reduction since 1999 as drilling contractors continue to search for niche equipment solutions to specific well parameters. Precision's coil tubing drilling rigs, since their emergence in the year 2000, have had a significant impact on industry drilling statistics and in some ways have diminished the meaning of a well count in terms of drilling rig activity.

Improvements in drilling equipment and processes in combination with better downhole tools like MWD, LWD and the drill bit have provided productivity gains that lower customer costs. Precision's coil tubing drilling rigs is a case in point. Available rigs averaged 10.5 in 2003 and all together they drilled 2,641 wells during the year. Each well averaged a well depth of 614 metres, took 16.8 hours to drill with an operating utilization of 48%, move time excluded. These types of drilling solutions are applicable to specific drilling programs only and have filled a customer need to better exploit shallow natural gas. Another example is oil sands drilling in northeast Alberta where Precision has taken a lead industry role in the development of specialized equipment configuration with our Super Single® drilling rig to meet the drilling requirement for programs that enable recovery techniques such as Steam Assisted Gravity Drainage (SAGD).

Innovations such as these may reduce our drilling revenue days in the near term, however it balances out as we enable our customers to pursue more prospects in the exploitation of hydrocarbons within the WCSB.

The following chart profiles the 10-year trend in terms of available drilling rigs and operating day rig utilization.

Western Canada Sedimentary Basin
INDUSTRY UTILIZATION VERSUS NUMBER OF DRILLING RIGS AVAILABLE


Drilling Rigs Available
800
700
600
500
400
300
80
70
60
50
40
30
Drilling Rig Utilization ( )
03
Drilling Rigs Available at Year End
Rig Operating Day Utilization

Source: CAODC

The supply of drilling rigs in Canada has steadily increased over the past 10 years to almost 700, an all-time high. Customer demand as measured by operating day utilization peaked in 1997 and has languished between 38% and 56% since. This has not deterred the industry from adding rigs as drilling contractors have continued to build capacity. In the short term the capacity is geared toward peak winter demand in January and February. In the medium to long-term it provides the capacity to drill more wells through better utilization in the other ten months of the year. If commodity prices weaken for a prolonged period the industry may have a large supply demand imbalance. Clearly the industry believes that the pace of drilling to sustain natural gas production for domestic Canadian use and export to the United States will keep equipment utilization in good stead.

Within the Contract Drilling segment, Precision underwent tremendous growth in Canada up to 1997. Subsequently we diversified our service offering through service rigs and snubbing units to service and work-over the increasing number of wells drilled and in production. This included camp and catering capabilities to meet the logistical reality of remote drilling locations and the need to reduce travel incidents for field employees at the well site. Precision's drilling rig fleet represented 40% of the industry in 1997. Our market share has eroded to 33% in 2003. Precision is comfortable at this level and we acknowledge that it would take the acquisition of 55 existing rigs to regain lost market share.

With a lead industry market share in Canada and reduced acquisition opportunities within Canada our focus has been to reach out and gain experience in the international drilling market. We have gained considerable work experience and projects like the Burgos Basin in Mexico demonstrate our ability to deploy and operate on a large scale in the global arena.

PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

Precision's development is best described in the context of its three business segments which are distinguished by not only by the types of services provided but also by their position on the continuum from start-up to maturity. Contract Drilling includes drilling rigs, service rigs, hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of rig equipment. Technology Services includes wireline, directional drilling, MWD, LWD services, separation services, controlled pressure drilling, and the design, manufacture and marketing of polycrystalline diamond compact drill bits. Rental and Production includes oilfield equipment rental services and industrial process services.

The following graphs illustrate how each of the Contract Drilling, Technology Services and Rental and Production segments have historically contributed to Precision's profitability and investment.

REVENUE ($ millions)


2000
1750
1500
1250
1000
750
500
250
0
03
Rental and Production
Technology Services
Contract Drilling

OPERATING EARNINGS ($ millions)


500
400
300
200
100
0
(100)
03
Rental and Production
Technology Services
Contract Drilling

CAPITAL SPENDING ($ millions)


400
350
300
250
200
150
100
50
0
03
Rental and Production
Technology Services
Contract Drilling

Contract Drilling – Canada is the Core – Worldwide Drilling is in Sight

The Contract Drilling segment is the current financial foundation of the Corporation. Canadian business units within the segment are well established. Each core business unit has undergone asset growth and has a lead market role within Canada. Using the financial and operational leverage gained, the segment continues to evolve within Canada with a view to exporting its capabilities to niche markets worldwide.

Within Canada the segment has individual business units that are tightly integrated in terms of operational management, safety, engineering, accounting and senior management supervision and governance. Communication is a skill that has been refined and ingrained in the operating culture. The strength to successfully integrate acquisitions with vertical integration within and between related ancillary business units has been developed through the handling of acquisitions over the past 15 years.

Precision's roots began in Western Canada as a land drilling contractor and the Corporation's development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and a 40% market share of industry rigs. International operations in Venezuela commenced in 1992 with the Sierra Drilling acquisition. Diversification into service rig and snubbing operations came with the 1996 acquisition of Enserv Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a lead industry market share of 28%. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounds out key milestones in our asset base growth.

While each business unit is at its own stage in the business life cycle continuum, drilling has matured over the past three years. Today the business has developed critical equipment mass and employee depth. It has developed integrity-based systems that enable the business to evolve in meeting fundamental industry challenges while delivering better profit and safety performance. Employee retention and seasonal cycles remain a huge manpower challenge for the industry. This condition is rather unique in that there is a reasonable supply of equipment; it is the people element that keeps the market in tight supply. The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron".

Core Business Assets

	Five Year History, end of year status				
	2003	2002	2001	2000	1999
International (beyond Canada and the U.S.)					
Drilling Rigs	**19**	16	15	12	11
United States					
Drilling Rigs	**1**	1	4	2	0
Canada					
Drilling Rigs – 33% of industry	**225**	226	229	230	211
Service Rigs – 28% of industry	**239**	240	257	257	76
Rig Assist Snubbing Units – 33% of industry	**25**	23	24	19	20
Oilfield Drilling Camps – 25% of industry	**88**	74	74	74	75
Enabling Infrastructure (Canada – in square feet)					
Equipment Manufacture Facility	**48,000**	48,000	48,000	38,000	38,000
Consumable Supply Procurement and Distribution Facility	**40,000**	40,000	40,000	40,000	40,000

The following tables provide a worldwide summary of Precision's drilling and service rig fleets.

Type of Drilling Rig	Depth	**2003** Canada/U.S.	**2003** International	**2003** Total	2002 Canada/U.S.	2002 International	2002 Total
Single	to 1,200 m	**18**	**–**	**18**	17	–	17
Super Single®	to 2,500 m	**15**	**4**	**19**	16	4	20
Double	to 3,000 m	**96**	**7**	**103**	96	6	102
Light triple	to 3,600 m	**47**	**6**	**53**	48	5	53
Heavy triple	to 7,600 m	**39**	**2**	**41**	39	1	40
Coiled tubing		**11**	**–**	**11**	11	–	11
Total fleet		**226**	**19**	**245**	227	16	243

Type of Service Rig – Canada	**2003**	2002	2001	2000	1999
Single	**1**	1	4	4	–
Freestanding mobile single	**75**	50	23	8	4
Mobile single	**29**	55	91	105	42
Double	**57**	58	60	59	24
Freestanding mobile double	**6**	6	5	4	–
Mobile double	**46**	45	48	50	–
Heavy double	**7**	7	9	9	2
Freestanding heavy double	**2**	2	–	–	–
Freestanding slants	**16**	16	16	16	4
Swab	**–**	–	1	2	–
Total fleet	**239**	240	257	257	76

As shallow natural gas drilling runs its course in Canada, our diverse and versatile fleet of drilling and service rigs are very well positioned for the eventual shift to deeper drilling prospects.

Technology Services

The acquisition of Computalog Ltd. in 1999 marked the initial step in a five-year strategy to develop the Technology Services business. The market for downhole services was and still is dominated by three large multinational oilfield service companies. However, oil and gas exploration and production companies are keen to see competition in the ranks of their service providers and a niche was available to a smaller participant that could deliver quality products and service. Precision's mature drilling operation provided the reputation of a respected service provider and the financial backing required to take on such a venture. In addition, the TS business provided the means to participate in the offshore oil and gas exploration and production market.

The objectives of TS are the same today as they were in 1999. They are to expand our product offering, globalize the presence of the whole Precision group outside of Canada, and introduce a step change in technological capabilities of what existed in TS and the industry. An advantage that TS had as a new "greenfield" participant in the market was that it was not burdened by the challenge of integrating new technology with old, nor need it be concerned with the impact new technology might have on the economics of a substantial investment in earlier generation technologies.

Initially, activities aimed at achieving TS objectives were undertaken across a broad front. Since 1999 Precision has spent $133 million on its research and engineering efforts. Much of this work was centered around Advantage R&D, Inc. in Houston, Texas, which was established by Precision in 2000 with the mandate to develop the next generation of LWD and MWD tools. Another significant element of the research and engineering program focused on the development of our Rotary Steerable tools, which work was undertaken by Smart Stabilizer Systems Ltd., a Precision subsidiary based in Cheltenham, England.

Acquisitions, including Geoservices S.A in October 2000 and BecField Drilling Services Ltd. in January 2001, were completed to gain access to innovative technologies and to establish a presence in certain regional international markets. By early 2001, TS had established regional centers in seven strategic geographic areas around the world, namely Canada, the U.S., Mexico, Latin America, Europe/Africa, the Middle East and Asia/Pacific.

Technology Services revenue grew from $126 million in 1999 to $603 million in 2002. A significant amount of this expansion came outside of the Canadian and U.S. markets with the other regional operations accounting for 38% of revenue in 2002 compared to 14% in 1999. However, the scope of TS growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations support and administrative organizations that were uneconomic for the start-up revenue levels realized.

Fiscal 2003 can best be characterized as a "year of re-focus" for TS. A number of management changes occurred during the year which changed the style and culture of the TS segment. No longer is the segment purely focused on revenue growth and geographic expansion. The renewed goal is profitable growth in areas where we believe we can achieve an acceptable long-term return on our investment.

Rental and Production

Precision entered this segment of its business in 1996 when it acquired EnServ Corporation. Since then the Corporation has reduced the operations carried on by this segment through strategic divestitures that took advantage of attractive valuations to dispose of operations determined to be not core to Precision's future growth plans. The industrial rental division was sold in February 1999 and the gas compression operation was sold in March 2003. Each of these transactions produced gains for the Corporation. Both of the businesses currently carried on by the segment, namely, industrial plant maintenance and oilfield equipment rental, have grown through acquisitions and the pursuit of internal growth opportunities.

CEDA's plant maintenance operations have become increasingly focused on the expanding activity in northern Alberta's oilsands regions. The acquisition of JJay Exchanger Industries Ltd. in the second quarter of 2000 solidified the segment's position in this market as a provider of all the required services in a major refinery or petro-chemical plant turnaround/shutdown.

Innovation has also played an important role in CEDA's steady growth. Their research and development efforts have grown out of their unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. Examples of products that CEDA has introduced to the market include the SuperLance™ System, which combined Precision's experience in coil tubing drilling with water blasting technology to increase the efficiency of cleaning coker units in refineries, and various adaptations of robotics technology to increase the safety and timeliness of tank cleaning operations.

The oilfield equipment rental business expanded its product offerings in 1997 with the acquisition of substantially all of the business assets of Ducharme Oilfield Rentals Ltd. whose primary product line was the rental of portable industrial housing, which is used at many remote drilling locations in western Canada. Since then many initiatives have been undertaken to integrate the delivery of products to customers and increase the profitability of operations. Among them is the closure of the wellsite trailer manufacturing facility in favour of less costly outsourcing arrangements in 2002 and more recently the consolidation of all rental product lines to form Precision Rentals Ltd. This latter move was in response to changing and growing customer needs to simplify their purchasing decisions by providing one point of contact to access all their rental needs.

RESULTS OF OPERATIONS

Contract Drilling

(Stated in thousands of Canadian dollars except per day/hour amounts)

Years ended December 31,	2003	% of Revenue	2002	% of Revenue	2001	% of Revenue
Revenue	**$ 992,824**		$ 770,147		$1,004,265	
Expenses:						
Operating	**602,418**	**60.7**	491,433	63.8	599,159	59.7
General and administrative	**29,364**	**3.0**	29,769	3.9	32,453	3.2
Depreciation	**77,725**	**7.8**	62,524	8.1	75,170	7.5
Foreign exchange	**(2,436)**	**(0.3)**	1,868	0.2	(1,254)	(0.1)
Operating earnings	**$ 285,753**	**28.8**	$ 184,553	24.0	$ 298,737	29.7

	2003	% Increase (Decrease)	2002	% Increase (Decrease)	2001	% Increase (Decrease)
Number of drilling rigs (end of year)	**245**	**0.8**	243	(2.0)	248	1.6
Drilling operating days (worldwide)	**46,715**	**33.2**	35,081	(25.6)	47,142	8.7
Revenue per operating day	**$ 15,984**	**(0.1)**	$ 16,008	(0.1)	$ 16,097	15.3
Number of service rigs (end of year)	**239**	**(0.4)**	240	(6.6)	257	–
Service rig operating hours	**439,519**	**12.1**	392,210	(20.4)	492,480	121.3
Revenue per operating hour	**$ 462**	**3.6**	$ 446	4.4	$ 427	12.4

2003 Compared to 2002

In financial terms, the Contract Drilling segment had a very good year in 2003 with a sharp rebound in Canadian drilling activity to 2001 levels, higher international rig activity with fourth quarter growth and a moderate increase in Canadian service rig activity. Snubbing and camps services were also more active with equipment utilization improvement similar to drilling. While international conditions were positive, seasonally adjusted Canadian performance strengthened throughout 2003. In 2002, the quarterly trend was quite the opposite where in Canada conditions were deteriorating after the torrid pace of 2001. For 2003, segment revenues increased by 29% to $993 million, an improvement of $223 million over the prior year. Operating earnings increased by 55% to $286 million, an improvement of $101 million and 4.8 percentage points of revenue for a margin improvement of 20%. Of the $101 million improvement in operating earnings, 70% or $70 million of this is attributable to Canadian drilling rig and service rig operations. This earnings improvement is attributable to more equipment activity and higher pricing. The equipment activity increase, volume factor, generated incremental operating earnings of $50 million over prior year with higher pricing, price factor, generating $20 million virtually all of which was generated in the second half of the year. Service rig performance is noteworthy, as the operating earnings margin improvement was almost half the total at $9 million or $21 per service rig operating hour.

International drilling operations experienced significant expansion in 2003 as operating earnings and operating days increased by 31% and 32%, respectively, over 2002. The increased activity is attributable to additional rigs working in Mexico and the commencement of operations in the Middle East and the Asia/Pacific region.

In summary, current year performance is significantly ahead of 2002, and close to the record setting performance of fiscal 2001.

Coming off a relatively weak 2002, fiscal 2003 steadily gained strength as our customers stepped up field activity to increase production in an environment where commodity price strength became more entrenched. With firm global oil pricing and firm North American natural gas pricing, sustained demand for Canadian Contract Drilling services throughout the year has allowed for strong revenue rates as we exit the fourth quarter of 2003. In the Canadian market, this is in sharp contrast to 2002, where rates were being undermined to start the year and continued to erode during the year.

During 2003 Contract Drilling kept tight control on capital expenditures with a focus to strengthen the existing asset base, grow international drilling and be opportunistic to acquisitions within Canada. Capital expenditures, including business acquisitions, totaled $106 million, representing an increase of $55 million or 108% compared with 2002. The increase is primarily attributable to asset base growth as the level of expenditure to upgrade our existing asset base is a continual priority.

International drilling operations continued along a path of patient growth. The rig count increased by three to exit the year at 19, with 10 in Mexico, two in the Middle East, two in Asia/Pacific, and five in South America. There were four additions and net one rig disposal. Three new rigs were built in Canada with one deployed to Mexico, one to the Middle East and one platform rig to the Asia/Pacific region. The fourth rig is a retrofitted mechanical light triple deployed to Mexico from the Canadian fleet. A net one rig ownership interest in Argentina was disposed of during the year. The platform-mounted rig 703 is of particular interest as it is Precision's first offshore drilling rig. The rig was mobilized for Asia/Pacific late in the year and is not expected to start operations until the second quarter of 2004.

GEOGRAPHIC DISTRIBUTION OF CONTRACT DRILLING REVENUE (2003)


7
5
88
Canada
Rest of World
Mexico

TOTAL REVENUE $993 MILLION

In Canada, our asset base expanded with the acquisition of two snubbing units, 19 oilfield camps and the construction of one new generation single drilling rig, a Super Single® Light with a 1,200 metre depth rating. A second such rig commenced drilling in February 2004. Asset reductions include the decommissioning of one drilling and one service rig, the sale of one surface hole drilling rig and one camp and the transformation of certain four unit camps into six unit configurations.

Canada spurred the improved financial performance on the strength of record shallow natural gas well drilling activity.

- Canadian drilling rig activity increased 36% over prior year to 42,725 operating days and 52% utilization, an improvement of 11,362 days and 14 utilization percentage points.
- Service rig activity increased 12% over prior year to 439,519 operating hours and 50% utilization, an improvement of 47,309 hours and five utilization percentage points.
- Snubbing unit activity increased 39% over prior year to 4,322 utilization days and 54% utilization, an improvement of 1,210 days and 12 utilization percentage points.
- Camp activity increased 38% over prior year to 12,451 camp days and 39% utilization, an improvement of 3,406 days and 6 utilization percentage points.

International drilling rig activity increased 32% over prior year to 3,990 operating days, an improvement of 975 days. Two thirds of the additional days occurred in the Mexico operations where additional rigs were put to work with the extension of the Burgos integrated services project. Drilling operations ran for a full year in the Asia/Pacific region adding 280 days to the increase in 2003 while Middle East operations commenced in the fourth quarter of 2003.

Looking ahead to 2004 we carry strong momentum in all business lines within the segment.

- Precision Drilling International's drilling operation is expected to benefit from a full year of 2003 growth in the Middle East and Asia/Pacific regions. We expect operations in Venezuela to carry forward at current levels.
- Precision Drilling in Canada is off to an excellent first quarter start with drilling rig activity 4% ahead of 2003 and superior operating earning margins.
- Precision Well Servicing in Canada is off to an even better first quarter start with service rig activity 8% ahead of 2003 and superior operating earnings margins.
- Live Well Service and LRG Catering are also ahead of last year's pace as natural gas drilling and production activity is generating strong demand for snubbing and camp/catering services.

2002 Compared to 2001

The asset base for Contract Drilling was virtually unchanged during 2002, as there were no additions and certain rigs, 4 drilling and 17 service, were taken out of service. The reasons for the decline in activity in 2002 compared to 2001 were two-fold. First, competition and industry capacity continued to increase, albeit at a slower pace, as competitors continued to build new equipment. Available rigs in Canada reached an all-time record high. Second, although the fourth best year ever in western Canada in terms of well completions, 2002 was characterized by low risk drilling whereby short duration shallow gas wells were dominant. A lack of confidence in energy commodity pricing triggered conservative spending by our customers. This was noteworthy as drilling parameters serve as a lead indicator for most future energy services within a region. There were 14,459 wells drilled in Canada in 2002, a mark that resulted in a drilling rig activity decline of 27% to 31,363 operating days for Precision in Canada representing a 38% utilization rate, a post-1992 low. Service rig activity declined 20% to 392,210 hours in Canada (44% utilization). Our service rig work was split one-third new well completion with the remaining two-thirds directed towards the workover of existing wells in production. Snubbing unit activity declined 15% and camp and catering days declined 37% to 9,041 days (33% utilization).

Capital expenditures were managed to closely match changes in demand for our existing asset base. Measures of demand include utilization, revenue and operating earnings. Compared to the prior year service and drilling rig utilization declined a combined 24%, capital expenditures declined 59%, revenue decline of 23% and operating earnings declined 38%.

In terms of operating earnings, the $114 million dollar decline over prior year was due to a volume reduction of $71 million due to lower equipment utilization, with the remaining $43 million due to price competitiveness resulting in lower rig dayrates and less coverage of fixed infrastructure costs. Drilling and service rig dayrates were strong in the first quarter of 2002 as record 2001 performance momentum carried forward through winter drilling. However, as the remaining three quarters progressed, steadily softening demand continued to erode operating margins and Contract Drilling exited the year with margins at 52 week lows.

Technology Services

(Stated in thousands of Canadian dollars)

Years ended December 31,	2003	of Revenue	2002	of Revenue	2001	of Revenue
Revenue	**$ 714,385**		$ 603,088		$ 614,152	
Expenses:						
Operating	**523,105**	**73.2**	463,632	76.9	404,577	65.9
General and administrative	**70,619**	**9.9**	80,751	13.4	75,468	12.3
Depreciation and amortization	**75,578**	**10.6**	53,347	8.8	47,694	7.8
Research & engineering	**42,419**	**5.9**	34,862	5.8	31,677	5.1
Foreign exchange	**(2,178)**	**(0.3)**	2,229	0.4	2,479	0.4
Operating earnings (loss)	**$ 4,842**	**0.7**	$ (31,733)	(5.3)	$ 52,257	8.5

	2003	Increase (Decrease)	2002	Increase (Decrease)	2001	Increase (Decrease)
Wireline jobs performed	**38,403**	**24.6**	30,813	(18.6)	37,845	28.6
Directional wells drilled	**2,954**	**78.6**	1,654	44.1	1,148	15.1
Well testing/CPD man days (Canada only) (1)	**53,377**	**8.4**	49,227	(18.1)	60,135	43.9

(1) Controlled Pressure rilling (CP).

2003 Compared to 2002

As noted earlier, 2003 was a year of transition for Technology Services with new management changing the focus of the business from top line growth and geographic expansion to enhanced bottom line profitability. Return on capital employed is now the yardstick by which success is measured and investment decisions are guided. The transition is not complete, however, significant improvements were achieved in all regions and we will strive to make further progress in 2004.

Notable accomplishments in 2003 include the following:

- Non-profitable product lines were shut down in many regions. This is consistent with another key element of the Technology Services strategy going forward. That being, not trying to be everything to everybody everywhere. The segment will focus on what it is good at in regions where economies of scale will contribute to profitable operations.
- Other businesses were rationalized and re-focused. In some instances this involved consolidating management functions where geographically possible. In others it meant trimming cost structures to better match anticipated revenue levels and renegotiating customer contracts to recognize additional services being provided.
- Non-core businesses were identified. The sale of one such business, Fleet Cementers, Inc., was completed in February 2004, and a similar transaction is being pursued with respect to Polar Completions.

- TS was successful in signing a number of large contracts throughout the world on which the Corporation will use its new technologies.
- A technology review was completed in the third quarter which provided the direction for our research and engineering work for the next few years. This review centered on a road map for a development plan that considers key customer needs and requirements, identifies the related project parameters, and set priorities.
- The first phase of the segment's Enterprise Resource Planning information system implementation project was completed in the fourth quarter when the Canadian operations went live on the software. The new system and processes are already beginning to pay dividends in terms of expense analysis and additional information available to manage the business.

One critical factor that hampered the roll out of our new suite of tools in the first part of 2003 was the ability for the hostile environment logging (HEL™)/LWD tool to demonstrate that it could reliably perform in many different geological environments. The fourth quarter saw a step change in the reliability of these tools. The mean time between failure almost quadrupled in December and that success has continued in early 2004. This operating reliability allows our customers to also see the technological advantages of our tools which are demonstrating logging speeds well in excess of existing industry standards. The HEL™/LWD tools now appear to be nearing the end of the process of evolving from a science project to a viable business. We began the project by designing and building tools to collect high quality geological and geophysical information. The next phase focused on collecting that information in a reliable and efficient manner, which is what we accomplished in the latter half of 2003. We are now starting to generate advanced interpretation products from that information and should be able to grow the business using our existing wireline infrastructure such as our computing and interpretation centers in Calgary and Houston.

With respect to our Rotary Steerable tool, although several runs have been completed with over 125 hours in the hole, we are having some reliability challenges of the same nature as we experienced with the HEL™/LWD tools in early 2003. The tools have demonstrated superior capability to generate high build angles and to kick off directionally from a vertical wellbore, both of which add efficiencies to our customers' drilling operations.

GEOGRAPHICAL DISTRIBUTION OF REVENUE

2003


15
44
19
22
Canada
Mexico
U.S.
Rest of World

TOTAL REVENUE $714 MILLION

2002


21
38
19
22
Canada
Mexico
U.S.
Rest of World

TOTAL REVENUE $603 MILLION

2001


18
6
47
29
Canada
Mexico
U.S.
Rest of World

TOTAL REVENUE $614 MILLION

Revenue increased by $111 million or 18% in 2003 over 2002. All of the increase came from the Canada, U.S. and Mexico operations. Operations in Canada increased in conjunction with increased drilling activity. This increased demand for services also resulted in generally improved pricing. Similarly, revenue and pricing in the U.S. operation responded to the increase in the average rig count from 830 in 2002 to 1,030 in 2003. The Mexico business benefited from the extension of the Burgos integrated services project and from the award of additional contracts outside of that project.

Combined revenue from the segment's other regional operations was flat year over year. Increased revenue associated with a large wireline contract with a Canadian-based company in the Middle East was offset by reduced controlled pressure drilling work in the North Sea. Although it improved late in the year, activity in Venezuela was also lower than 2002 as a result of the political unrest in that country. Other countries in the region have improved over the last half of the year.

Profitability of the segment improved year over year moving from an operating loss in 2002 of $32 million to earnings of $5 million in 2003. The effort to review and rationalize businesses in TS brought with it incremental expenses in the form of severance and closure costs and write-downs of unusable assets. These expenses totaled $15 million in 2003. Operating and general and administrative expenses declined as a percentage of revenue due to cost reduction initiatives and economies of scale associated with certain fixed infrastructure costs. However, continued improvements are anticipated as we further develop our execution plan. This involves refining our personnel development, recruiting and training programs to make sure we have the appropriate people in place to facilitate the utilization of assets. It also involves standardizing our maintenance systems and operating procedures, all standard things that must be put in place to provide the foundation upon which to grow.

An important element in continuing the profitability improvements in TS is increased utilization of the new tools being put into service. Currently the jobs being performed are usually isolated from one another requiring backup equipment for every location. As customer acceptance increases, more jobs will be occurring simultaneously in one geographic region requiring less backup equipment on a per job basis. Plans are also in place to refine our manufacturing processes to reduce the overall cost of tools being built. These developments should serve to reduce depreciation expense as a percentage of revenue.

Research and engineering expenditures increased in 2003 as tool development programs moved from the laboratory to field operations. During the initial stages of the roll out, product support initiatives were being performed by the research and engineering teams. With the commercialization of operations, this work has been transferred to the operations groups. The target for sustained research and engineering expenditures is 5% of revenue.

2002 Compared to 2001

TS continued its geographic diversification efforts in 2002. Revenue declined by $11 million or 1.8% in 2002 compared to 2001. The Canadian and U.S. operations saw revenue decline as a result of reduced activity levels. The year over year decline in the number of wells drilled amounted to approximately 20% in both markets. The U.S. operations were also hampered by delays in the roll out of the new suite of tools.

Revenue increased in all regions outside of Canada and the U.S. as the segment's expanded international presence facilitated the participation in a broader spectrum of projects. The political situation in Venezuela did have a negative effect on revenue as oil and gas production activity in that country was virtually shut down in the last six weeks of the year.

Having set up regional operations centers in 2001, the strategy was to establish brand recognition for Precision through successful completion of competitively bid projects. With these expanded operations, Precision increased its recognition as a viable alternative to the historical group of oilfield service providers in many international markets. However, the scope of the TS growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations support and administrative organizations that were uneconomic for the start-up revenue levels realized. This is also reflected in operating and general and administrative expense which grew 13.4% while revenue declined by 1.8%.

Rental and Production

(Stated in thousands of Canadian dollars)

Years ended December 31,	2003	of Revenue	2002	of Revenue	2001	of Revenue
Revenue	$ 210,724		$ 192,840		$ 194,567	
Expenses:						
Operating	147,911	70.2	139,781	72.5	132,832	68.3
General and administrative	10,479	5.0	9,518	4.9	9,484	4.9
Depreciation	12,533	5.9	13,159	6.8	13,388	6.9
Foreign exchange	451	0.2	292	0.2	(502)	(0.3)
Operating earnings	$ 39,350	18.7	$ 30,090	15.6	$ 39,365	20.2

	2003	Increase (Decrease)	2002	Increase (Decrease)	2001	Increase (Decrease)
Equipment rental days (000's)	820	35.1	607	(34.4)	925	37.9
Plant maintenance man-days (000's)	272	5.0	259	12.6	230	15.0

2003 Compared to 2002

Revenue in the Rental and Production segment increased by 9% in 2003 compared to 2002. Both the oilfield equipment rental and industrial plant maintenance operations contributed to the increase. Equipment rental days increased in conjunction with increased drilling activity and operating earnings in this business improved significantly as most expenses are fixed in nature.

The cornerstone to the plant maintenance operations continues to be the work performed at the oilsands projects in northern Alberta. The division's ability to offer the complete suite of cleaning, mechanical, catalyst and dredging services required to maintain these large projects, and the continued training and development of its employees, differentiates it from its competitors. Recognition of the value this business brings to its customers has resulted in continued steady revenue growth and consistent operating margins.

2002 Compared to 2001

Revenue declined modestly as reductions in the oilfield equipment rental business was only partially offset by increases in the industrial plant maintenance operation. The rental business saw revenue decline in conjunction with reduced Canadian drilling activity. This also impacted overall segment profitability as the rental business has higher margins than the plant maintenance business.

The plant maintenance business benefited from commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oil sands projects in northern Alberta. Operating margins were consistent with 2001. During the year, this business was expanded through the acquisition of a vacuum truck operation in northern Alberta.

Other Items

2003 Compared to 2002

Corporate and Other Expenses

Expenses in the Corporate and Other segment increased by $4.1 million in 2003 compared to 2002. In contrast to last year, variable compensation payments tied to corporate performance increased in 2003. In addition, directors and officers insurance premiums have increased as a result of increased scrutiny of corporate governance practices of public equity market participants in North America and around the world. General and administrative expenses are also affected by the ongoing requirements surrounding Sarbanes-Oxley legislation.

Interest Expense

Net interest expense remained constant at $35 million in 2003 and 2002. The impact of a $24 million increase in average debt outstanding was offset by reduced interest rates. As anticipated at the end of last year, interest coverage, defined as operating earnings divided by net interest expense, returned to 2001 levels. Interest coverage in 2003, 2002 and 2001 was approximately 9, 4 and 8 times respectively, and is expected to improve in 2004 with the free cash flow being generated.

Income Taxes

The Corporation's effective tax rate on earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization in 2003 was 27.3% compared to 25.3% in 2002. The Alberta government reduced tax rates by 0.5% in each of 2003 and 2002. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was similar in 2003 and 2002 at $3 million and $2.6 million respectively. However, given the higher before tax earnings in 2003 compared to 2002, the impact of the reductions on the Corporation's effective tax rate amounted to 1.1 percentage points in 2003 versus 2.1 in 2002.

Similarly, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. In 2003 these tax savings reduced the effective tax rate by 4.1 percentage points compared to 9.4 in 2002.

In the absence of the above factors the Corporation's effective tax rate would have been 32.6% in 2003 compared to 36.8% in 2002. This decrease is a reflection of the tax rate reduction initiatives of the Canadian Federal and Alberta Provincial governments and of the mix of income from different tax rate jurisdictions. The Corporation's effective tax rate is expected to be in the range of 32 – 34% in 2004.

2002 Compared to 2001

Corporate and Other Expenses

Net expenses for Corporate and Other declined by $1.2 million in 2002 compared to 2001. The primary reason was the reduction in variable compensation payments, which are tied to corporate performance.

Interest Expense

Net interest expense declined by $7.9 million in 2002 as a result of reduced cost of borrowing due to declining interest rates and reduced borrowing levels. The average debt outstanding in 2002 was $568.4 million compared to $630.8 million in 2001. Interest coverage, defined as operating earnings divided by net interest expense, declined to 4 times in 2002 compared to 8 times in 2001.

Income Taxes

The effective tax rate on earnings before income taxes and goodwill amortization was 25.3% in 2002 compared to 35.6% in 2001. This reduction is due to the combined impact of tax rate reductions instituted by both the Alberta and Canadian governments and income taxed in jurisdictions with lower tax rates.

The effective tax rate in 2002 and 2001 was reduced by 0.5% and 2%, respectively, as a result of tax rate decreases enacted by the Alberta government in those years. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions was $2.6 million in 2002 and $6.0 million in 2001.

Goodwill Amortization

In 2001, standards under both Canadian and U.S. GAAP were issued that eliminated the amortization of goodwill. These rules were adopted January 1, 2002 by the Corporation.

LIQUIDITY AND CAPITAL RESOURCES

Historically the oilfield services business has been very cyclical. In managing the risk of this volatility, Precision has adhered to its philosophy of maintaining a strong balance sheet. In addition, a strong balance sheet has allowed the Corporation to grow through acquisition by providing the financial flexibility to respond to attractive investment opportunities in the form of both acquisitions and internal growth. The following graph gives a historical perspective on how Precision has managed its cash flows and its debt levels.

INVESTMENT, CASH FLOW and CAPITALIZATION


$ millions
600
500
400
300
200
100
0
35
30
25
20
15
10
5
0
Percentage
03
Investment Equals Net Cash Cost of Capital Expenditures and Business Acquisitions
Cash Flow Equals Funds from Operations
Debt to Capitalization Equals the Ratio of Long-term Debt to Long-term Debt Plus Equity

In 2004 the Corporation expects cash flow from operations to approach $400 million and net capital expenditures to amount to approximately $320 million. Another significant source of cash has been proceeds from the exercise of employee stock options, which has contributed an average of $23 million over each of the past three years ended December 31, 2003. In January 2004 the Corporation received $25 million from the exercise of options and the total amount for the year is anticipated to exceed $50 million.

As a Corporation with multiple lines of business, Precision also regularly assesses each unit from the perspective of strategic fit with future growth plans and profitability improvement initiatives. In 2003 the Corporation received $67 million from the sale of business units identified as non-core, primarily the gas compression business carried on by Energy Industries Inc. In February 2004, the Corporation completed the sale of substantially all of the assets of Fleet Cementers, Inc. realizing proceeds of approximately $26 million (US$20 million). A similar transaction is being pursued with respect to the Polar Completions division.

The Corporation exited 2003 with a long-term debt to long-term debt plus equity ratio of 19% and a ratio of long-term debt to trailing cash flow from operations of 155%. Both measures showed improvement over 2002 when these ratios amounted to 25% and 258% respectively. Continued improvement is expected in 2004, barring the impact of any significant acquisitions.

Precision has a number of lines of credit available to finance its activities, the most significant of which is a $350 million extendable revolving unsecured facility with a syndicate led by a Canadian chartered bank. At December 31, 2003, $140 million had been borrowed under this facility, the majority of which was used to finance working capital requirements. Canadian oilfield activity peaks in the first quarter of every year with a swift reduction in the second quarter due to spring breakup which precludes the movement of heavy equipment. As a result, accounts receivable are expected to increase by approximately $175 million during the first quarter with a similar reduction in the second quarter.

The Corporation's contractual obligations are outlined in the following table:

(Stated in thousands of Canadian dollars)

	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	$ 415,951	$ 16,566	$ 239,570	$ –	$ 159,815
Capital lease obligations	629	592	37	–	–
Operating leases	110,500	28,104	49,566	11,168	21,662
Total contractual obligations	$ 527,080	$ 45,262	$ 289,173	$ 11,168	$ 181,477

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis of Precision's financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The Corporation's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore these estimates may change as new events occur, more experience is acquired and as the Corporation's operating environment changes.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Allowance for Doubtful Accounts Receivable

The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

Excess and Obsolete Inventory Provisions

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required. The TS segment of our operations involves the application of new technologies in its efforts to deliver superior products to our customers and therefore has a greater risk of obsolescence due to finding or developing better products. The TS inventories comprise 87% of our total inventory of $99 million. These inventories are reviewed on a quarterly basis to assess the appropriateness of quantities and valuation.

Impairment of Long-Lived Assets

Long-lived assets, which includes property, plant and equipment, intangibles and goodwill, comprise the majority of the Corporation's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires the Corporation to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2003 the Corporation completed its goodwill assessment incorporating the work of independent valuation experts resulting in the conclusion that there was no impairment of the carrying value.

Depreciation and Amortization

The Corporation's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made. The high depreciation expense associated with the TS segment is anticipated to improve with the optimization of equipment fleet sizes in each geographic region.

Income Taxes

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarification of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation's future tax assets.

New Accounting Standards

In 2003 the Canadian Institute of Chartered Accountants issued revised recommendations with respect to accounting for stock based compensation. Effective January 1, 2004 the Corporation will retroactively apply these new standards to all common share purchase options granted in 2002 and subsequent years. Under the new standard, the fair value of common share purchase options will be calculated at the date of grant and that value will be recorded as compensation expense over the vesting period of those grants. Under the previous Canadian accounting standard, the Corporation had the choice of using the intrinsic value method of accounting for grants of common share purchase options, which resulted in no associated compensation expense being recognized, and disclosing in a note to the financial statements the impact of expensing the fair value of option grants. This alternative still exists under U.S. generally accepted accounting principles.

BUSINESS RISKS

Crude Oil and Natural Gas Prices

The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US$12 per barrel in late 1998 and in excess of US$40 per barrel at one point in 2000. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumers ability to switch from one to the other to take advantage of relative price variations.

The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in Contract Drilling are more variable in nature than those within TS. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

North American oilfield service activity is focused on natural gas. One objective of the Corporation's international growth initiatives is to increase our exposure to crude oil activity in less cyclical markets.

Workforce Availability

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate our field equipment. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

Within Contract Drilling, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and we work closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

Many of our Canadian businesses are currently experiencing manpower shortages. Over 50 drilling rigs have been running without relief crews, requiring them to shut down when crews need time off. Technology Services Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

Weather

The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

Working with customers, we strive to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring breakup, which can occur any time from late March through May, is traditionally our slowest time.

Technology

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, controlled pressure drilling, coil tubing drilling, and methods of providing real time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of technology. The success of our in-house designed and built Super Single® rig, both in Canada and abroad, is testimony of our dedication to these efforts.

The continued development of our Technology Services segment, and in particular the research and development work of Advantage R&D, Inc., puts the Corporation at another level where high-end technological innovation is paramount to success. We have a team of highly qualified experienced professionals, that has been assembled and working together for over two years in state-of-the-art testing facilities. The technologies they have developed over this time are at or near the commercial deployment stage, however, the success of future technological endeavours is never certain.

Acquisition Integration

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to our future success.

Foreign Operations

The Corporation is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than we are accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.

Foreign Currency Exchange Rates

The Corporation has a number of sources of foreign currency exchange risk. On international contracts, attempts are made to structure revenue streams such that a portion sufficient to match local expenditures is denominated in the local currency, with the remainder being denominated in U.S. dollars. In addition, many of our business units buy a portion of their parts and supplies from suppliers in the United States. Also, the manufacturing effort associated with the deployment of the new suite of tools is taking place in the U.S. As a result, the Corporation is presently a net payer of U.S. dollars.

Merger and Acquisition Activity

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on reorganization activities prior to committing funds to significant drilling and maintenance projects. Future merger and acquisition activity could have a short-term impact on our business, but in the long-term should result in a stronger, more active market.

OUTLOOK

The fortunes of the oilfield services business are dictated by current and anticipated future crude oil and natural gas prices. The supply and demand fundamentals that have brought prices to today's relatively high levels are not expected to change rapidly. Energy price prognosticators have historically focused on the supply side of the equation where geopolitical events can have a large impact on short-term supply and where consensus was generally that there was abundant supply to fill long-term requirements. This view is now starting to be questioned in some corners. The surplus crude oil production capacity of the Middle East is being examined with suggestions that it is not as high as once thought. Similarly, the ability to rapidly increase production of the vast crude oil reserves in the former Soviet Union is being slowed by the recognition of the large amount of infrastructure investment required. Recent world events have also brought security of supply issues to the top of the energy agenda for many countries.

The North American natural gas market is also facing supply challenges. Natural gas directed drilling activity has increased significantly in recent years, however this has only served to maintain production. Liquefied natural gas, once viewed as the element that would increase gas supplies and thus reduce prices, is now being thought of as a requirement to fill the void between future demand requirements and conventional production capabilities. It is not anticipated that the price of natural gas will experience sustained downward pressure from the supply side of the pricing equation any time soon.

Many analysts are now looking at the demand elements of energy pricing economics. Commodity prices have risen over the last number of years in an environment where the major economies of the world were generally in a period of slow growth. This is changing as growth rates in the major industrialized countries are beginning to recover. Of particular importance to the outlook for the demand for energy is the emergence of countries such as China where economic expansion is bringing new found purchasing power to a very large population. On a per capita basis, these populations use energy at a fraction of the rate of other industrialized nations. This should change as new products, such as automobiles and electric appliances, are introduced to these markets which in turn should drive exponential growth in energy demand.

On the basis of these fundamentals, Precision is optimistic about the prospects to operate and grow our businesses profitably. Canada will play a major role in supplying the energy needs of North America and our dominant position in that market will continue to be the cornerstone of the Corporation. From this strong foundation we will continue to step out into international markets where the opportunities are such that operations can reach an efficient size in a reasonable time frame. The strength of our balance sheet will allow us to examine acquisition opportunities that may allow this process to be accelerated.

MANAGEMENT S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Corporation's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the twelve months ended December 31, 2003 to December 31, 2002 and the twelve months ended December 31, 2002 to December 31, 2001. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent Annual and Special Meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent and unrelated directors who are not employees of the Corporation, has discussed the consolidated financial statements, including the notes thereto, with management and external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

HANK B. SWARTOUT
Chairman of the Board, President and Chief Executive Officer
February 10, 2004

DALE E. TREMBLAY
Senior Vice President Finance and Chief Financial Officer

AUDITORS REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 10, 2004

CONSOLIDATED BALANCE SHEETS

As at December 31, (stated in thousands of dollars)	2003	2002
ASSETS		
Current assets:		
Cash	$ 21,370	$ 17,315
Accounts receivable	544,850	431,331
Income taxes recoverable	–	8,712
Inventory (ote 3)	99,088	92,744
Assets of discontinued operations (ote 20)	21,150	51,725
	686,458	601,827
Property, plant and equipment, net of accumulated depreciation (ote 4)	1,588,250	1,457,273
Intangibles, net of accumulated amortization of $19,844 (2002 – $13,792)	65,262	71,355
Goodwill	527,443	527,443
Other assets (ote)	8,932	17,443
Assets of discontinued operations (ote 20)	32,040	84,674
	$ 2,908,385	$ 2,760,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (ote)	$ 147,909	$ 95,321
Accounts payable and accrued liabilities (ote 1)	260,545	257,913
Incomes taxes payable	7,373	–
Current portion of long-term debt (ote)	17,158	27,098
Liabilities of discontinued operations (ote 20)	5,212	11,239
	438,197	391,571
Long-term debt (ote)	399,422	514,878
Future income taxes (ote 11)	320,599	311,164
Future income taxes of discontinued operations (ote 20)	1,107	7,383
Non-controlling interest	3,771	2,019
Shareholders' equity:		
Share capital (ote)	936,529	912,916
Retained earnings	808,760	620,084
	1,745,289	1,533,000
Commitments and contingencies (otes 10 and 1)		
	$ 2,908,385	$ 2,760,015

See accompanying notes to consolidated financial statements.

Approved by the Board:

HANK B. SWARTOUT
Director

H. GARTH WIGGINS
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Years ended December 31, (stated in thousands of dollars, except per share amounts)	2003	2002	2001 (Restated – ote 2)
Revenue	$ 1,917,933	$ 1,567,506	$ 1,815,208
Expenses:			
Operating	1,273,434	1,094,846	1,138,231
General and administrative	136,747	144,466	143,521
Depreciation and amortization	170,788	133,384	139,271
Research and engineering	42,419	34,862	31,677
Foreign exchange	(2,565)	4,389	723
	1,620,823	1,411,947	1,453,423
Operating earnings	297,110	155,559	361,785
Interest:			
Long-term debt	34,492	34,378	43,577
Other	1,425	1,334	556
Income	(867)	(589)	(1,074)
Dividend income	–	(39)	(1,106)
Gain on disposal of investments	(3,355)	(900)	(1,805)
Earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization	265,415	121,375	321,637
Income taxes: (ote 11)			
Current	59,681	64,762	17,841
Future	12,851	(34,072)	96,631
	72,532	30,690	114,472
Earnings from continuing operations before non-controlling interest and goodwill amortization	192,883	90,685	207,165
Non-controlling interest	1,752	1,151	868
Earnings from continuing operations before goodwill amortization	191,131	89,534	206,297
Goodwill amortization, net of tax (ote 2)	–	–	30,587
Earnings from continuing operations	191,131	89,534	175,710
Gain on disposal of discontinued operations (ote 20)	17,460	–	–
Discontinued operations, net of tax (ote 20)	(19,915)	1,731	10,824
Net earnings	188,676	91,265	186,534
Retained earnings, beginning of year (ote 2)	620,084	528,819	342,285
Retained earnings, end of year	$ 808,760	$ 620,084	$ 528,819
Earnings per share from continuing operations before goodwill amortization (ote 12)			
Basic	$ 3.51	$ 1.67	$ 3.90
Diluted	$ 3.46	$ 1.63	$ 3.81
Earnings per share from continuing operations (ote 12)			
Basic	$ 3.51	$ 1.67	$ 3.31
Diluted	$ 3.46	$ 1.63	$ 3.23
Earnings per share: (ote 12)			
Basic	$ 3.47	$ 1.70	$ 3.52
Diluted	$ 3.41	$ 1.66	$ 3.44

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, (stated in thousands of dollars)	2003	2002	2001 (Restated – ote 2)
Cash provided by (used in):			
Continuing operations:			
Earnings from continuing operations	$ **191,131**	$ 89,534	$ 175,710
Items not affecting cash:			
Depreciation and amortization	**170,788**	133,384	139,271
Goodwill amortization	**–**	–	30,587
Future income taxes	**12,851**	(34,072)	96,631
Gain on disposal of investments	**(3,355)**	(900)	(1,805)
Amortization of deferred financing costs	**1,286**	1,294	1,302
Unrealized foreign exchange loss (gain) on long-term monetary items	**(16,433)**	(2,039)	6,576
Non-controlling interest	**1,752**	1,151	868
Funds provided by continuing operations	**358,020**	188,352	449,140
Changes in non-cash working capital balances (ote 1)	**(101,146)**	(601)	(22,600)
	256,874	187,751	426,540
Discontinued operations: (ote 20)			
Funds provided by (used in) discontinued operations	**(5,692)**	6,868	17,261
Changes in non-cash working capital balances of discontinued operations	**7,245**	4,604	(11,571)
	1,553	11,472	5,690
Investments:			
Business acquisitions, net of cash acquired (ote 14)	**(6,800)**	(4,594)	(35,557)
Purchase of property, plant and equipment	**(314,921)**	(267,794)	(366,019)
Purchase of intangibles	**(6)**	(4,198)	(5,673)
Proceeds on sale of property, plant and equipment	**24,423**	32,449	31,001
Proceeds on disposal of investments	**10,966**	1,872	2,283
Investments	**(1,080)**	(5,672)	227
Proceeds on disposal of discontinued operations	**67,274**	–	–
	(220,144)	(247,937)	(373,738)
Financing:			
Increase in long-term debt	**85,228**	119,380	22,083
Repayment of long-term debt	**(145,657)**	(102,275)	(83,437)
Deferred financing costs on long-term debt	**–**	–	(38)
Issuance of common shares on exercise of options	**23,613**	25,756	20,294
Issuance of common shares on exercise of warrants	**–**	–	2,371
Change in bank indebtedness	**2,588**	9,937	(27,236)
	(34,228)	52,798	(65,963)
Increase (decrease) in cash	**4,055**	4,084	(7,471)
Cash, beginning of year	**17,315**	13,231	20,702
Cash, end of year	$ **21,370**	$ 17,315	$ 13,231

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts stated in thousands of dollars except per share amounts)

Precision Drilling Corporation (the "Corporation") is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies.

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 1: Significant Accounting Policies

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which, except one, are wholly-owned.

(b) Inventory:

Inventory is carried at the lower of average cost and replacement cost.

(c) Property, plant and equipment:

Drilling rig equipment is depreciated by the unit-of-production method based on 3,650 drilling days with a 20% salvage value. Drill pipe and drill collars are depreciated over 1,100 drilling days and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

Field technical equipment is depreciated by the straight-line method over periods ranging from 2 to 10 years.

Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from 3 to 10 years.

Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy-duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

(d) Intangibles:

Intangibles, which are comprised of acquired patents, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 15 years.

(e) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation's reporting segments that are expected to benefit from the business combination.

Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of the reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(f) Investments:

Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(g) Deferred financing costs:

Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(h) Income taxes:

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

(i) Revenue recognition:

The Corporation's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

( ) Retirement allowance:

The Corporation has entered into an employment agreement with a senior officer, which provides for a one-time payment upon retirement. The amount of this retirement allowance increases by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit is accrued and charged to earnings on a straight-line basis over the 10-year period.

(k) Foreign currency translation:

Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

(l) Stock-based compensation plans:

The Corporation has equity incentive plans, which are described in Note 8. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital. The Corporation discloses the pro forma effect of stock options grants, had those grants been accounted for following the fair value method.

Effective January 1, 2004, the Corporation will retroactively adopt new required Canadian accounting standards that will apply the fair value method to all stock options granted in 2002 and subsequent years.

Under the fair value method, the Corporation will calculate the fair value of stock option grants and record that fair value as compensation expense over the vesting period of those grants.

(m) Research and engineering:

Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools any deferred costs are transferred to the related capital asset accounts.

(n) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

NOTE 2: Accounting Changes

(a) Accounting for business combinations, goodwill and other intangible assets:

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets, as outlined in Note 1(e).

(b) Foreign currency translation:

Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are not deferred and amortized as previously required but rather expensed as incurred.

As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt but are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million and $115,000 at January 1, 2002 and January 1, 2001 respectively.

NOTE 3: Inventory

	2003	2002
Operating supplies and spare parts	$ 95,254	$ 86,002
Manufacturing parts and materials	3,834	6,742
	$ 99,088	$ 92,744

NOTE 4: Property, Plant and Equipment

2003	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	**$1,128,300**	**$ 324,097**	**$ 804,203**
Field technical equipment	**601,752**	**113,617**	**488,135**
Rental equipment	**77,640**	**30,128**	**47,512**
Other equipment	**201,533**	**95,980**	**105,553**
Vehicles	**88,329**	**23,444**	**64,885**
Buildings	**77,839**	**15,799**	**62,040**
Land	**15,922**	**–**	**15,922**
	$ 2,191,315	**$ 603,065**	**$ 1,588,250**

2002	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	$ 1,059,772	$ 267,174	$ 792,598
Field technical equipment	472,957	65,528	407,429
Rental equipment	76,328	27,900	48,428
Other equipment	163,361	78,890	84,471
Vehicles	77,360	19,240	58,120
Buildings	64,211	12,967	51,244
Land	14,983	–	14,983
	$ 1,928,972	$ 471,699	$ 1,457,273

NOTE 5: Other Assets

	2003	2002
Investments, at cost less provision for impairment	**$ 3,539**	$ 8,960
Investments, at equity	**310**	2,114
Deferred financing costs, net of accumulated amortization	**5,083**	6,369
	$ 8,932	$ 17,443

NOTE 6: Bank Indebtedness

The Corporation has available a revolving credit loan facility of US$25.0 million. Advances under this facility bear interest at the bank's prime lending rate less 0.75%. The facility is renewable and extendable annually at the option of the lenders. As at December 31, 2003 $17.9 million (US$13.7 million) was drawn on this facility as compared to $14.3 million (US$9.2 million) at December 31, 2002. Availability of this facility is further reduced by outstanding letters of credit in the amount of $1.1 million (US$850,000).

As at December 31, 2003 the Corporation has included $130.0 million (December 31, 2002 – $80.0 million) of its extendable revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.

NOTE 7: Long-Term Debt

	2003	2002
Unsecured debentures – Series 1	$ 200,000	$ 200,000
Unsecured debentures – Series 2	150,000	150,000
EDC facility (2003 – US$2,639; 2002 – US$7,917)	3,459	12,255
EDC facility (2003 – US$20,000; 2002 – US$30,000)	26,214	46,440
EDC facility (US$20,190)	26,463	–
Extendable revolving unsecured facility	9,815	128,318
Other	629	4,963
	416,580	541,976
Less amounts due within one year	17,158	27,098
	$ 399,422	$ 514,878

The $200.0 million 6.85% Series 1 unsecured debentures mature June 26, 2007 and have an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The $150.0 million 7.65% Series 2 unsecured debentures mature October 27, 2010 and have an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The $3.5 million unsecured term financing facility with Export Development Canada (EDC) is repayable in semi-annual installments, matures on January 20, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

The $26.2 million unsecured term financing facility with EDC is repayable over five years in semi-annual installments, matures September 15, 2005 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2003 results in a margin of 0.9%.

The $26.5 million unsecured financing facility with EDC matures on October 24, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's margin on its $350.0 million extendable revolving unsecured credit facility, which at December 31, 2003 resulted in a margin of 0.8%. The facility is extendable upon mutual agreement between the Corporation and the Lender, or can be converted, at the Corporation's option, to a term loan repayable in two equal semi-annual installments, with the first payment due April 25, 2005.

The Corporation has an extendable revolving unsecured facility of $350.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. Advances are available at either the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating and the percentage of the total facility outstanding, which at December 31, 2003 resulted in a margin of 0.8%. The facility is extendable annually at the option of the lenders. Should this facility not be extended, outstanding amounts will be transferred to a two-year term facility repayable in equal quarterly installments. As at December 31, 2003 the Corporation had drawn $139.8 million under this facility, of which $130.0 million has been included in bank indebtedness as the funds were used to finance working capital.

Principal repayments over the next five years are as follows:

2004	$	17,158
2005		39,588
2006		19
2007		200,000
2008		–
Thereafter		159,815
	$	416,580

NOTE 8: Share Capital

(a) Authorized:

- unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;
- unlimited number of common shares without nominal or par value.

(b) Issued:

Common Shares	Number		Amount
Balance, December 31, 2000	52,283,053	$	864,495
Options exercised	855,935		20,294
Warrants exercised	37,050		2,371
Balance, December 31, 2001	53,176,038	$	887,160
Options exercised	890,715		25,756
Balance, December 31, 2002	54,066,753	$	912,916
Options exercised	778,925		23,613
Balance, December 31, 2003	**54,845,678**	**$**	**936,529**

(c) **Equity Incentive Plans:**

The Corporation has equity incentive plans under which a combined total of 3,966,711 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 3,393,194 options have been granted. Under these plans, the exercise price of each option equals the market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

A summary of the equity incentive plans as at December 31, 2001, 2002 and 2003, and changes during the periods then ended is presented below:

	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding at December 31, 2000	4,474,103	$ 13.50 - 54.20	$ 31.18	946,087
Granted	1,055,350	31.05 - 65.90	44.03	
Exercised	(855,935)	13.50 - 44.38	23.71	
Cancelled or expired	(267,237)	25.50 - 52.39	38.63	
Outstanding at December 31, 2001	4,406,281	$ 13.50 - 65.90	$ 35.21	1,217,428
Granted	786,050	41.06 - 52.61	48.77	
Exercised	(890,715)	13.50 - 44.38	28.92	
Cancelled or expired	(182,288)	25.50 - 65.90	40.19	
Outstanding at December 31, 2002	4,119,328	$ 13.50 - 65.90	$ 38.93	1,627,777
Granted	416,000	49.28 - 51.04	50.61	
Exercised	(778,925)	13.50 - 51.00	30.34	
Cancelled or expired	(363,209)	31.05 - 65.90	44.89	
Outstanding at December 31, 2003	**3,393,194**	**$ 13.50 - 65.90**	**$ 41.69**	**2,038,198**

The range of exercise prices for options outstanding at December 31, 2003 are as follows:

	Total Options Outstanding			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 13.50 - 19.99	161,486	$ 14.12	0.39	161,486	$ 14.12
20.00 - 29.99	51,300	28.98	0.79	51,300	28.98
30.00 - 39.99	1,089,665	34.96	1.21	907,940	35.29
40.00 - 49.99	1,029,943	42.86	3.34	557,172	42.29
50.00 - 59.99	1,038,300	51.98	4.69	359,050	53.24
60.00 - 65.90	22,500	65.81	2.55	1,250	65.10
$ 13.50 - 65.90	3,393,194	$ 41.69	2.89	2,038,198	$ 38.55

In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2003 was $19.48 (2002 – $20.85) based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.47% (2002 – 4.53%), average expected life of 3.42 years (2002 – 3.88 years) and expected volatility of 47% (2002 – 49%).

Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.

	2003		2002	
Years Ended December 31	As Reported	Pro forma	As Reported	Pro forma
Net earnings	$ **188,676**	$ **178,993**	$ 91,265	$ 85,071
Basic EPS	$ **3.47**	$ **3.29**	$ 1.70	$ 1.59
Diluted EPS	$ **3.41**	$ **3.24**	$ 1.66	$ 1.55

NOTE 9: Employee Benefit Plans

The Corporation has a defined contribution employee benefit plan covering a significant number of its employees. The Corporation matches individual employee contributions up to 5% of the employee's compensation. Employer matching contributions under the plan totalled $7.5 million for the year ended December 31, 2003 (year ended December 31, 2002 – $6.9 million; year ended December 31, 2001 – $6.3 million).

With respect to the retirement allowance described in Note 1(j), the Corporation charged $351,000 to earnings in 2003 (2002 – $371,000; 2001 – $360,000) and at December 31, 2003 had accrued a total of $2.5 million, which amount is included in accounts payable and accrued liabilities.

NOTE 10: Commitments

The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $110.5 million. Payments over the next five years are as follows:

2004	$ 28,104
2005	21,439
2006	15,948
2007	12,179
2008	11,168

Rent expense included in the statements of earnings is as follows:

2003	$	23,924
2002		18,085
2001		16,923

NOTE 11: Income Taxes

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

		2003		2002		2001
Earnings before income taxes, non-controlling interest, discontinued operations and goodwill amortization	**$**	**265,415**	$	121,375	$	321,637
Income tax rate		**36**		39		42
Expected income tax provision	**$**	**95,549**	$	47,336	$	135,088
Add (deduct):						
Non-deductible expenses		**2,380**		2,084		3,861
Income taxed in jurisdictions with lower tax rates		**(14,062)**		(13,450)		(14,302)
Non-taxable disposition of investment		**(2,327)**		–		–
Other		**(6,020)**		(2,729)		(4,211)
		75,520		33,241		120,436
Reduction of future tax balances due to substantively enacted tax rate reductions		**(2,988)**		(2,551)		(5,964)
	$	**72,532**	$	30,690	$	114,472

In both 2003 and 2002, the Province of Alberta enacted a 0.5% reduction in tax rates and in 2001 it enacted a 2% reduction in tax rates. These rate changes have been reflected as a reduction in future tax expense in 2003, 2002 and 2001.

The Corporation's operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes the provision for income taxes is adequate.

The net future tax liability is comprised of the tax effect of the following temporary differences:

	2003	2002
Liabilities:		
Property, plant and equipment and intangibles	$ 290,371	$ 288,720
Assets held in partnership with different tax year	92,163	50,640
Deferred financing costs	1,774	2,385
	$ 384,308	$ 341,745
Assets:		
Losses carried forward	$ 63,431	$ 29,070
Accrued liabilities	278	1,511
	63,709	30,581
	$ 320,599	$ 311,164

The Corporation has available losses of $251.4 million of which the benefit of $181.9 million has been recognized. These losses expire depending upon the year incurred and various limitations under tax codes in the jurisdictions in which the losses were incurred.

NOTE 12: Per Share Amounts

Per share amounts have been calculated on the weighted average number of common shares outstanding. The weighted average shares outstanding for the year ended December 31, 2003 was 54,430,468 (year ended December 31, 2002 – 53,701,873; year ended December 31, 2001 – 52,952,879).

Diluted per share amounts reflect the dilutive effect of the exercise of the options outstanding. The diluted shares for the year ended December 31, 2003 was 55,299,920 (year ended December 31, 2002 – 54,815,167; year ended December 31, 2001 – 54,198,348).

NOTE 13: Significant Customers

During the years ended December 31, 2003, 2002 and 2001, no one customer accounted for more than 10% of the Corporation's revenue.

NOTE 14: Acquisitions

Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

In February 2003, the Corporation completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

During the year ended December 31, 2002, the Corporation completed the following business acquisitions:

(a) Acquisition of the business assets of NightHawk Vacuum Services Ltd. (NightHawk) in September 2002. NightHawk provides oilfield vacuum services in northern Alberta and British Columbia.

(b) Paid additional consideration in conjunction with an acquisition made in 2001. This additional consideration was payable based on the development of a commercially viable technology.

	NightHawk	Other	Total
Net assets acquired at assigned values:			
Working capital	$ (47)	$ –	$ (47)
Property, plant and equipment	3,097	–	3,097
Goodwill	–	1,544	1,544
	3,050	1,544	4,594
Consideration:			
Cash	$ 3,050	$ 1,544	$ 4,594

During the year ended December 31, 2001, the Corporation completed business acquisitions, the most significant of which was the acquisition of all the issued and outstanding shares of BecField Drilling Services Ltd. (BecField) in January 2001. BecField provides directional drilling and measurement-while-drilling services through its technical field and support personnel to the onshore and offshore oil and gas industry. It has established operations in Europe and the Middle East.

	BecField	Other	Total
Net assets acquired at assigned values:			
Working capital	$ 2,446[a]	$ 1,136[b]	$ 3,582
Property, plant and equipment	5,036	4,074	9,110
Goodwill	23,877	2,783	26,660
Future income taxes	–	(800)	(800)
	$ 31,359	$ 7,193	$ 38,552
Consideration:			
Cash	$ 31,359	$ 7,193	$ 38,552

(a) Includes cash of 1 0

(b) includes cash of 1 11

NOTE 15: United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

a) Income taxes:

In 2000 the Corporation adopted the liability method as described in Note 1 without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms with the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2001, 2002 and 2003 the U.S. GAAP financial statements would reflect an increase in goodwill of $63 million and a corresponding increase in retained earnings. An additional charge to earnings of $3.5 million in 2001 would be required related to the amortization of the goodwill.

Under Canadian GAAP, future tax liabilities and assets are calculated by reference to current tax legislation and proposed legislation that is considered substantively enacted but not yet enacted into law. U.S. GAAP requires that only enacted income tax legislation be used for calculation of future tax amounts. In 2000 the Federal Government of Canada introduced tax rate reductions that were substantively enacted at December 31, 2000 but that were not passed into legislation until 2001. The resulting reduction of future tax balances recognized under Canadian GAAP in 2000 would not be recognized under U.S. GAAP until 2001.

The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

Consolidated Statements of Earnings

Years ended December 31,		**2003**		2002		2001
Net earnings under Canadian GAAP	**$**	**188,676**	$	91,265	$	186,534
Adjustments under U.S. GAAP:						
Goodwill amortization		**–**		–		(3,502)
Income tax rate		**–**		–		19,934
Net income and comprehensive income under U.S. GAAP	**$**	**188,676**	$	91,265	$	202,966
Earnings per share under U.S. GAAP:						
Basic	**$**	**3.47**	$	1.70	$	3.83
Diluted	**$**	**3.41**	$	1.66	$	3.74

Balance Sheets

	December 31, 2003		December 31, 2002	
	As reported	U.S. GAAP	As reported	U.S. GAAP
Current assets	$ 686,458	$ 686,458	$ 601,827	$ 601,827
Property, plant and equipment	1,588,250	1,588,250	1,457,273	1,457,273
Intangibles	65,262	65,262	71,355	71,355
Goodwill	527,443	590,472	527,443	590,472
Other assets	8,932	8,932	17,443	17,443
Long-term assets of discontinued operations	32,040	32,040	84,674	84,674
	$ 2,908,385	$ 2,971,414	$ 2,760,015	$ 2,823,044
Current liabilities	$ 438,197	$ 438,197	$ 391,571	$ 391,571
Long-term debt	399,422	399,422	514,878	514,878
Future income taxes	320,599	320,599	311,164	311,164
Liabilities of discontinued operations	1,107	1,107	7,383	7,383
Non-controlling interest	3,771	3,771	2,019	2,019
Shareholders' equity	1,745,289	1,808,318	1,533,000	1,596,029
	$ 2,908,385	$ 2,971,414	$ 2,760,015	$ 2,823,044

Consolidated Statement of Cash Flows

The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows.

Stock Compensation

In 2003 and 2002 Canadian GAAP and U.S. GAAP were substantially the same with respect to stock compensation. Prior to 2002, U.S. GAAP required the disclosure of the impact of using fair value accounting for stock options if in fact this alternative was not used. Canadian GAAP did not require such disclosure. The per share weighted average fair value of stock options granted during the year ended December 31, 2001 was $19.87 on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.75%, expected life of 5 years and expected volatility of 49%.

Had the Corporation determined compensation cost based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased by $12.2 million to $190.8 million (basic EPS – $3.60) for the year ended December 21, 2001.

NOTE 16: Segmented Information

The Corporation operates in three industry segments. Contract Drilling includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Technology Services includes wireline, directional drilling, measurement-while-drilling/logging-while-drilling services, separation services, and the design, manufacture and marketing of polycrystalline diamond compact drill bits. Rental and Production includes oilfield equipment rental services and industrial process services.

2003	**Contract Drilling**	**Technology Services**	**Rental and Production**	**Corporate and Other**	**Total**
Revenue	**$ 992,824**	**$ 714,385**	**$ 210,724**	**–**	**$ 1,917,933**
Operating earnings	**285,753**	**4,842**	**39,350**	**(32,835)**	**297,110**
Research and engineering	**–**	**42,419**	**–**	**–**	**42,419**
Depreciation and amortization	**77,725**	**75,578**	**12,533**	**4,952**	**170,788**
Total assets	**1,423,036**	**1,257,235**	**166,300**	**61,814**	**2,908,385**
Goodwill	**257,531**	**241,340**	**28,572**	**–**	**527,443**
Capital expenditures	**99,034**	**177,756**	**15,158**	**22,979**	**314,927**

2002	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 770,147	$ 603,088	$ 192,840	$ 1,431	$ 1,567,506
Operating earnings	184,553	(31,733)	30,090	(27,351)	155,559
Research and engineering	–	34,862	–	–	34,862
Depreciation and amortization	62,524	53,347	13,159	4,354	133,384
Total assets	1,312,459	1,127,550	240,842	79,164	2,760,015
Goodwill	257,531	241,340	28,572	–	527,443
Capital expenditures	50,686	189,092	22,346	9,868	271,992

2001	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 1,004,265	$ 614,152	$ 194,567	$ 2,224	$ 1,815,208
Operating earnings	298,737	52,257	39,365	(28,574)	361,785
Research and engineering	–	31,677	–	–	31,677
Depreciation and amortization	75,170	47,694	13,388	3,019	139,271
Total assets	1,367,682	987,061	241,044	55,571	2,651,358
Goodwill	257,531	239,796	28,572	–	525,899
Capital expenditures	122,575	203,547	27,352	18,218	371,692

Excludes business acquisitions

The Corporation's operations are carried on in the following geographic locations:

2003	Canada	International	Total
Revenue	**$ 1,349,565**	**$ 568,368**	**$ 1,917,933**
Assets	**2,121,832**	**786,553**	**2,908,385**

2002	Canada	International	Total
Revenue	$ 1,022,489	$ 545,017	$ 1,567,506
Assets	2,081,200	678,815	2,760,015

2001	Canada	International	Total
Revenue	$ 1,320,989	$ 494,219	$ 1,815,208
Assets	2,175,877	475,481	2,651,358

NOTE 17: Financial Instruments

(a) Fair value

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures, approximates its carrying value as it bears interest at floating rates. The $200 million Series 1 debentures have a fair value of approximately $216.2 million as at December 31, 2003 (December 31, 2002 – $210.5 million) and the $150 million Series 2 unsecured debentures have a fair value of approximately $170.8 million at December 31, 2003 (December 31, 2002 – $161.1 million). As at December 31, 2003 investments have a carrying value of $3.8 million (December 31, 2002 – $11.1 million) and a fair value of approximately $5.2 million (December 31, 2002 – $12.7 million).

(b) Credit risk

Accounts receivable includes balances from a large number of customers. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2003 the Corporation's allowance for doubtful accounts was $16.0 million (December 31, 2002 – $14.9 million).

(c) Interest rate risk

The Corporation manages its exposure to interest rate risks through a combination of fixed and floating rate borrowings. As at December 31, 2003, 39% of its total borrowings was at floating rates.

(d) Foreign currency risk

The Corporation is exposed to foreign currency fluctuations in relation to its international operations; however, management believes this exposure is not material to its overall operations.

NOTE 18: Supplemental Information

		2003		2002		2001
Cash interest paid	$	**36,721**	$	35,660	$	45,967
Cash income taxes paid		**43,994**		89,856		11,066
Components of change in non-cash working capital balances:						
Accounts receivable	$	**(113,519)**	$	14,231	$	(35,607)
Inventory		**(6,344)**		(13,982)		(18,245)
Accounts payable and accrued liabilities		**2,632**		20,000		15,878
Income taxes payable		**16,085**		(20,850)		15,374
	$	**(101,146)**	$	(601)	$	(22,600)

The components of accounts payable and accrued liabilities are as follows:

		2003		2002
Accounts payable	$	**62,958**	$	66,015
Accrued liabilities				
Payroll		**43,901**		43,547
Other		**153,686**		148,351
	$	**260,545**	$	257,913

NOTE 19: Contingencies

The Corporation, through the performance of its services and product sales obligations, is sometimes named as a defendant in litigation. One such case relates to a former agent of the Corporation in Indonesia who filed a suit in Indonesian courts seeking a pronouncement that they be the sole agent for certain of the Corporation's product lines in Indonesia and they are seeking damages of US$17.5 million. This matter is at trial and all written evidence and oral testimony has been presented by all parties. The outcome of this and other claims is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be acquired.

NOTE 20: Discontinued Operations

On March 6, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment, for $60.0 million cash. The effective date of the transaction was January 1, 2003. Energy Industries designed and manufactured modularized natural gas compression packages. Although Energy Industries had been profitable since its acquisition by Precision in 1996, the compression packaging business was determined to be not core to the Corporation's energy services globalization strategy.

In May 2003 the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment.

The review of the business plan for the Technology Services segment was completed in the fourth quarter of 2003. One of the outcomes of this process was the identification of two product lines, namely pressure pumping and completion services carried on by the Fleet Cementers and Polar Completions divisions respectively, as being not core to the segment's ongoing growth initiatives. As a result, a program has been initiated to dispose of these businesses and discussions are being held with interested parties.

Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

	2003	2002	2001
Gain on disposal of Energy Industries	$ 13,071	$ –	$ –
Gain on disposal of EER and OD&E	4,389	–	–
	$ 17,460	$ –	$ –
Revenue			
Gas compression	$ –	$ 81,563	$ 77,313
Pressure pumping and completion services	48,150	36,279	55,287
Other	560	3,802	5,755
Discontinued operations before income taxes	$ 48,710	$ 121,644	$ 138,355
Results of operations before income taxes			
Gas compression	$ –	$ 13,545	$ 11,685
Pressure pumping and completion services	(15,585)	(9,042)	7,078
Other	49	(1,154)	(637)
Writedown of assets held for sale	(10,799)	–	–
	(26,335)	3,349	18,126
Income tax expense (recovery)	(6,420)	1,618	7,302
Discontinued operations	$ (19,915)	$ 1,731	$ 10,824

The following table provides additional information with respect to amounts included in the balance sheet as assets/liabilities held for sale:

	2003	2002
Accounts receivable	**$ 7,157**	$ 12,468
Inventory	**12,482**	40,165
Other	**1,511**	(908)
	$ 21,150	$ 51,725
Capital assets	**$ 27,010**	$ 64,171
Goodwill	**4,267**	19,478
Other	**763**	1,025
	$ 32,040	$ 84,674
Accounts payable	**$ 4,473**	$ 10,655
Other	**739**	584
	$ 5,212	$ 11,239
Future income taxes	**$ 1,107**	$ 7,383

The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) assets classified as discontinued operations:

	2003	2002	2001
Net earnings of discontinued operations	**$ (2,455)**	$ 1,731	$ 10,824
Items not affecting cash:			
Gain on disposal of discontinued operations	**(17,460)**	-	-
Depreciation and amortization	**8,340**	8,045	5,849
Goodwill amortization	**-**	-	1,198
Writedown of assets of discontinued operations	**10,799**	-	-
Future income taxes	**(4,916)**	(2,908)	(610)
Funds provided (used in) by discontinued operations	**$ (5,692)**	$ 6,868	$ 17,261

Components of change in non-cash working capital balances related to discontinued operations:

	2003	2002	2001
Accounts receivable	**$ 2,843**	$ 16,598	$ (6,002)
Inventory	**3,243**	(7,534)	(5,477)
Accounts payable and accrued liabilities	**1,931**	(4,742)	596
Income taxes payable	**(772)**	282	(688)
	$ 7,245	$ 4,604	$ (11,571)

NOTE 21: Guarantees

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

SHARE TRADING SUMMARY

The Toronto Stock Exchange

(in Canadian dollars)	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2003					
March 31	**56.68**	**47.75**	**49.28**	**17,767,381**	**911,709,933**
June 30	**54.78**	**45.30**	**50.82**	**18,503,264**	**935,497,293**
September 30	**55.73**	**48.62**	**51.04**	**14,606,446**	**757,572,958**
December 31	**58.74**	**50.11**	**56.75**	**14,681,330**	**786,325,972**
	58.74	**45.30**	**56.75**	**65,558,421**	**3,391,106,156**
2002					
March 31	51.58	36.74	50.97	19,417,580	841,050,535
June 30	61.30	47.61	52.61	18,359,677	1,008,242,529
September 30	54.30	42.50	47.90	15,770,027	763,653,639
December 31	58.23	43.60	50.95	17,546,936	922,073,312
	61.30	36.74	50.95	71,094,220	3,535,020,015
2001					
March 31	72.00	50.00	56.60	17,872,755	1,086,989,966
June 30	68.00	46.36	47.35	15,507,944	911,351,354
September 30	49.50	30.65	33.40	25,231,371	998,766,128
December 31	42.75	31.58	41.06	22,194,662	828,520,975
	72.00	30.65	41.06	80,806,732	3,825,628,423

The New York Stock Exchange

(in U.S. dollars)	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2003					
March 31	**37.99**	**31.10**	**33.37**	**14,735,800**	**504,181,610**
June 30	**40.52**	**31.25**	**37.76**	**13,709,200**	**495,853,163**
September 30	**40.22**	**35.00**	**37.66**	**14,961,200**	**565,302,743**
December 31	**44.08**	**37.83**	**43.68**	**11,516,100**	**464,932,490**
	44.08	**31.10**	**43.68**	**54,922,300**	**2,030,270,006**
2002					
March 31	32.35	23.10	31.96	15,502,400	419,853,448
June 30	39.24	30.00	34.74	17,441,600	616,795,917
September 30	35.00	26.66	30.10	18,290,300	560,468,184
December 31	37.45	27.38	32.54	19,727,900	665,228,176
	39.24	23.10	32.54	70,962,200	2,262,345,725
2001					
March 31	46.40	33.06	35.67	20,504,400	816,043,158
June 30	44.50	30.50	31.24	20,689,100	808,735,284
September 30	32.46	19.45	21.16	18,847,500	523,502,280
December 31	27.19	19.99	25.82	23,462,000	555,447,564
	46.40	19.45	25.82	83,503,000	2,703,728,286

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Years ended December 31, (stated in millions of Canadian dollars except per share amounts)	**2003**	2002	2001	2000	1999
Revenue	**1,917.9**	1,567.5	1,815.2	1,251.0	667.3
Expenses:					
Operating	**1,273.4**	1,094.8	1,138.2	787.6	433.5
General and administrative	**136.8**	144.5	143.5	97.4	55.1
Depreciation and amortization	**170.8**	133.3	139.3	98.3	64.9
Research and engineering	**42.4**	34.9	31.7	20.3	3.6
Foreign exchange	**(2.6)**	4.4	0.7	1.5	(0.6)
Operating earnings	**297.1**	155.6	361.8	245.9	110.8
Interest, net	**35.1**	35.1	43.1	28.6	16.6
Dividend income	**–**	–	(1.1)	–	(1.4)
Gain on disposal of investments	**(3.4)**	(0.9)	(1.8)	–	(1.3)
Reduction of carrying amount of investments	**–**	–	–	–	13.1
Reduction of carrying amount of property, plant and equipment	**–**	–	–	–	10.2
Earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization	**265.4**	121.4	321.6	217.3	73.6
Income taxes	**72.5**	30.7	114.4	70.5	50.5
Earnings from continuing operations before non-controlling interest and goodwill amortization	**192.9**	90.7	207.2	146.8	23.1
Non-controlling interest	**1.8**	1.2	0.9	–	–
Earnings from continuing operations before goodwill amortization	**191.1**	89.5	206.3	146.8	23.1
Goodwill amortization	**–**	–	30.6	21.8	15.0
Earnings from continuing operations	**191.1**	89.5	175.7	125.0	8.1
Discontinued operations	**(2.4)**	1.8	10.8	5.1	27.5
Net earnings	**188.7**	91.3	186.5	130.1	35.6
Retained earnings, beginning of period	**620.1**	528.8	342.3	282.2	246.6
Adjustment on adoption of liability method of accounting for income taxes	**–**	–	–	(70.0)	–
Retained earnings, end of period	**808.8**	620.1	528.8	342.3	282.2
Earnings per share from continuing operations before goodwill amortization:					
Basic ($)	**3.51**	1.67	3.90	3.01	0.52
Diluted ($)	**3.46**	1.63	3.81	2.91	0.51
Earnings per share from continuing operations:					
Basic ($)	**3.51**	1.67	3.31	2.57	0.18
Diluted ($)	**3.46**	1.63	3.23	2.48	0.18
Earnings per share:					
Basic ($)	**3.47**	1.70	3.52	2.67	0.80
Diluted ($)	**3.41**	1.66	3.44	2.58	0.79

ADDITIONAL SELECTED FINANCIAL INFORMATION

Years ended December 31, (stated in millions of Canadian dollars except per share amounts)	**2003**	2002	2001	2000	1999
RETURNS					
Return on sales (1)	**10.0**	5.7	9.7	10.0	1.2
Return on assets (2)	**6.6**	3.4	7.3	7.5	2.7
Return on equity (3)	**11.5**	6.1	14.0	13.4	4.4
FINANCIAL RATIOS					
Working capital	**248.3**	210.3	215.9	157.7	162.9
Working capital ratio	**1.57**	1.54	1.56	1.42	1.85
PP&E and intangibles	**1,653.5**	1,528.6	1,436.5	1,243.3	748.7
Total assets	**2,908.4**	2,760.0	2,651.4	2,387.9	1,436.3
Long-term debt	**399.4**	514.9	496.2	548.1	226.8
Shareholders' equity	**1,745.3**	1,533.0	1,416.0	1,206.8	910.1
Long-term debt to long-term debt plus equity	**0.19**	0.25	0.26	0.31	0.20
Interest coverage (4)	**8.5**	4.4	8.4	8.6	6.7
OTHER FINANCIAL DATA					
Net capital expenditures excluding business acquisitions	**290.5**	239.5	340.7	180.5	41.1
EBITDA ( )	**467.9**	288.9	501.1	344.2	175.7
EBITDA – % of revenue	**24.4**	18.4	27.6	27.5	26.3
Operating earnings	**297.1**	155.6	361.8	245.9	110.8
Operating earnings – % of revenue	**15.5**	9.9	19.9	19.7	16.6
Cash flow from operations ( )	**258.4**	199.2	432.2	236.9	39.3
Cash flow from operations per share ($)					
Basic	**4.75**	3.71	8.16	4.86	0.88
Diluted	**4.67**	3.63	7.97	4.70	0.87
Book value per share ($) ( )	**31.82**	28.35	26.63	23.08	19.30
Price earnings ratio ( )	**16.4**	30.0	11.7	21.1	46.3
Weighted average common shares outstanding (000's)	**54,430**	53,702	52,953	48,722	44,500

(1) Return on sales as calculated by dividing earnings from continuing operations by total revenues.

(2) Return on assets as calculated by dividing net earnings by quarter average total assets.

(3) Return on equity as calculated by dividing net earnings by quarter average total shareholders equity.

(4) nterest coverage as calculated by dividing operating earnings by net interest expense.

( ) Earnings before net interest taxes depreciation amortization non controlling interest dividend income gain on disposal of investments and subsidiary reduction in carrying amounts of investments and property plant and equipment and discontinued operations. E T A is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings E T A is a useful supplemental measure as it provides an indication of the results generated by the Corporation s principal business activities prior to consideration of ho those activities are financed or ho the results are taxed in various urisdictions and prior to the impact of depreciation and amortization. nvestors should be cautioned ho ever that E T A should not be construed as an alternative to net earnings determined in accordance ith GAAP as an indicator of Precision s performance. Precision s method of calculating E T A may differ from other companies and accordingly E T A may not be comparable to measures used by other companies.

( ) Cash flo from operations including discontinued operations.

( ) oo value per share as calculated by dividing shareholders equity by common shares outstanding.

( ) ear end closing price divided by basic earnings per share.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)

Year ended December 31, 2003	Q1	Q2	Q3	Q4	Year
Revenue	$ 587,970	$ 345,641	$ 455,625	$ 528,697	$ 1,917,933
Operating earnings (1)	120,523	15,520	64,560	96,507	297,110
Cash flow from operations (2)	(19,812)	170,357	8,874	99,008	258,427
Per share	(0.36)	3.09	0.16	1.78	4.67
Earnings from continuing operations	75,818	11,251	39,075	64,987	191,131
Per share	1.37	0.20	0.71	1.17	3.46
Net earnings	84,897	10,862	37,772	55,145	188,676
Per share	1.54	0.20	0.68	0.99	3.41

Year ended December 31, 2002	Q1	Q2	Q3	Q4	Year
Revenue	$ 527,411	$ 314,894	$ 355,552	$ 369,649	$ 1,567,506
Operating earnings (1)	112,303	4,238	24,204	14,814	155,559
Cash flow from operations (2)	20,681	136,799	14,025	27,718	199,223
Per share	0.38	2.49	0.26	0.50	3.63
Earnings from continuing operations	65,580	2,482	14,611	6,861	89,534
Per share	1.21	0.05	0.27	0.12	1.63
Net earnings	66,829	3,327	12,246	8,863	91,265
Per share	1.23	0.06	0.22	0.13	1.66

(1) Refer to explanation on page 43 of this annual report.

(2) Cash flo from operations including discontinued operations.

SHAREHOLDER INFORMATION

HEAD OFFICE

Precision Drilling Corporation
4200, 150 - 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
www.precisiondrilling.com

INTERNATIONAL CENTRES

United States
Suite 1700, 363 N. Sam Houston Parkway East
Houston, Texas 77060, U.S.
Telephone: 281-260-5600
Facsimile: 281-260-5670

Latin America
Centro Ciudad Comercial Tamanaco (CCCT)
Torre B, Piso 1, Oficina B-105
Avenida la Estancia
Chuao, Caracas, Venezuela
Codigo Postal 1064
Telephone: 58-212-959-6211
Facsimile: 58-212-959-3595

Europe/Africa
Eddesser Strasse 1
31234 Edemissen, Germany
Telephone: 49-5176-989650
Facsimile: 49-5176-989670

Middle East
P.O. Box 2146 Bin Arrar Building
Floor 2, Office Number 2
Al Nadja Street, Abu Dhabi
United Arab Emirates
Telephone: 971-2-6747-333
Facsimile: 971-2-6747-373

Asia/Pacific
4th Floor, Graha Elnusa
J.I. T.B. Sirmatupang Kav 1B
Jakarta, 12560
Indonesia
Telephone: 62-21-7854-6300
Facsimile: 62-21-7884-1277

OTHER INTERNATIONAL OFFICES

Barbados
2nd Floor Trident House,
Broad Street,
Bridgetown, Barbados, West Indies
Telephone: 246-228-4293
Facsimile: 246-426-5992

Mexico
Av. Ind. Rio San Juan Manzana 7,
Lote 6
Parque Industrial del Norte,
Cd. Reynosa, Tamaulipas,
Mexico C.P. 88730
Telephone: 52-899-29-5104
Facsimile: 52-899-29-5114

Venezuela
Avenida Intercomunal El Tigre-El Tigrito
Al Lado de American Diesel,
El Tigre, Estado Anzoategui
Venezuela
Telephone: 58-283-2-412701
Facsimile: 58-298-2-412228

DIRECTORS

see page 33 for listing and biographies

OFFICERS

Hank B. Swartout
Chairman of the Board, President and Chief Executive Officer

Dale E. Tremblay
Senior Vice President Finance and Chief Financial Officer

John R. King
Senior Vice President, Technology Services

M.J. (Mick) McNulty
Senior Vice President, Operations Finance

R.T. (Bob) German
Vice President and Chief Accounting Officer

Jan M. Campbell
Corporate Secretary

BANKER

Royal Bank of Canada
Calgary, Alberta

LEGAL COUNSEL

Borden Ladner Gervais LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT

Computershare Trust Company, Inc.
New York, New York

ANNUAL SHARE TRADING VOLUMES (millions)


100
80
60
40
20
0
03
TSX
NYSE

STOCK EXCHANGE LISTINGS

Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbols PD and in addition, effective February 2, 2004, PD.U, and on the New York Stock Exchange under the trading symbol PDS.

SHARE SPLIT

In 1997, Precision's Board of Directors authorized a two for one split of the Corporation's common shares. The record date for the split was September 30, 1997.

TRADING PROFILE

Toronto (TSX)

January 1, 2003 to December 31, 2003:
High: $58.74, Low $45.30
Volume Traded: 65,558,421

New York (NYSE)

January 1, 2003 to December 31, 2003:
High: US$44.08, Low US$31.10
Volume Traded: 54,922,300

CREDIT RATINGS

Standard & Poor's: BBB /Positive
Dominion Bond Rating Service: BBB/Stable

As a Precision Drilling Corporation shareholder you are invited to take advantage of shareholder services or to request more information about Precision.

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of shareholder related services, including:

- Change of address
- Lost share certificates
- Transfer of stock to another person
- Estate Settlement

You can call our Transfer Agent toll free at:
1-888-267-6555

You can write them at:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo computershare.com

Shareholders of record who receive more than one copy of this annual report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

QUARTERLY UPDATES

If you would like to receive interim reports but are not a registered shareholder, please write or call us with your name and address. To receive our news releases by fax, please forward your fax number to us.

ONLINE INFORMATION

To receive our news releases by email, or to view this annual report, please visit our website at www.precisiondrilling.com and refer to the Investor Relations section.

PUBLISHED INFORMATION

If you wish to receive copies of the 2004 Renewal Annual Information Form as filed with the Canadian securities commissions and as filed under Form 40-F with the United States Securities and Exchange Commission, or additional copies of this annual report, please contact:

Corporate Secretary
Precision Drilling Corporation
4200, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251

ESTIMATED INTERIM RELEASE DATES*

2004 First Quarter – April 29, 2004
2004 Second Quarter – July 29, 2004
2004 Third Quarter – October 28, 2004

GLOSSARY

Borehole - Also known as the wellbore, this is the hole made by the drill bit, including the open or uncased part of the well.

Cased hole - The part of the wellbore which has been protected by metal casing to prevent fluid, pressure, and stability problems.

Coil tubing - A long continuous length of pipe wound on to a spool. The pipe is straightened prior to pushing into a wellbore and recoiled to spool the pipe back onto the transport and storage spool.

Completion - The process of assembling downhole tubing and equipment to finish a well so that it can safely produce oil and gas.

Controlled Pressure Drilling (CPD) - Drilling with a bottom hole pressure less than, equal to or over reservoir pressure.

Directional drilling - The use of equipment and engineering to intentionally change the angle of a wellbore so that drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone.

Drill string - Comprised of a string of tools, including the drill pipe, bottom hole assembly and any other tools needed to make the drill bit rotate at the bottom of the wellbore.

Electromagnetic (EM) telemetry - A downhole data communication method which uses the transmission of electromagnetic signals along the drill string to surface where the data is decoded by a surface transceiver.

Fracturing - A method of stimulating production by increasing formation permeability by creating and opening fractures through which formation fluids can flow.

Gamma Ray Logging (GR) - Measures the naturally occurring radiation in formations. Primarily used to differentiate types of lithology.

Heavy oil - A viscous oil with an American Petroleum Index (API) gravity of less than 22.3 degrees.

Oil sands - Any consolidated or unconsolidated rock that contains a hydrocarbon material with a gas-free viscosity, measured at reservoir temperature, greater than 10,000 mPa, or that contains a hydrocarbon material that is extractable from the mined or quarried rock.

Horizontal drilling - Directional drilling technique where the wellbore inclination approaches or exceeds 90 degrees from vertical.

Logging-While-Drilling (LWD) technology - Uses downhole tools to measure formation properties in real time while the well is being drilled. Properties measured include formation resistivity, porosity and density.

Measurement-While-Drilling (MWD) technology - Uses downhole tools to measure wellbore properties in real time while the well is being drilled. Properties measured include wellbore inclination and azimuth, downhole pressure, temperature drillstring vibration and shock.

Mud Pulse telemetry - The transmission of downhole information to the surface while drilling by pressure pulses in the drilling mud.

Multi-Frequency Resistivity (MFR) - A logging-while-drilling tool that uses multiple frequencies to accurately determine resistivity measurements in many different mud and formation types.

Open hole - The part of a well that is not cased. This can be the complete wellbore immediately after the well is drilled, or the section of the wellbore that occurs below the casing after completion.

Polycrystalline Diamond Compact (PDC) bits - A type of bit that uses cutters with synthetic diamond disks to shear rock with a continuous scraping motion.

Rotary Steerable (RS) - A tool designed for directional drilling that allows wellbore direction to be controlled while drilling with continuous rotation of the drill string from surface.

Slickline - A thin non-electric cable used for selective placement and retrieval of wellbore hardware and tools.

Snubbing - A procedure for moving drill pipe or tubing in and out of a wellbore while the well is under pressure.

Steam Assisted Gravity Drainage (SAGD) - A technique used to extract heavy oils which involves the injection of steam into the producing zone, creating a high-temperature steam chamber in the formation. The injected heat decreases the viscosity of the thick crude and allows it to flow more freely, with gravity's assistance, to the horizontal production well often located below the injector.

Underbalanced Drilling (UBD) - When the hydrostatic head of a drilling fluid is intentionally designed to create a bottom hole pressure lower than the formation being drilled. The hydrostatic head of the drilling fluid may be naturally less than the formation pressure or it can be induced. The induced state may be created by adding natural gas, nitrogen or air to the liquid phase of the drilling fluid. Whether induced or natural this may result in an influx of formation fluids which must be circulated from the well and controlled at surface.

Well testing - Using specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process is complete. Typical information derived may include reservoir performance, reservoir pressure, reserves, damage, permeability, porosity, and formation fluid composition.

Wireline - Single-strand or multi-strand cable used to lower evaluation tools into the borehole and to transmit data.

Workover - The repair or servicing of a producing well to restore or increase production.

TRADEMARKS used in this annual report

EMpulse™
Hostile Environment Logging (HEL™)
Multi-Frequency Resistivity (MFR™)
PrecisionLWD™
Revolution™
RBOP®
SuperLance™
Super Single® rig
Target Zero™

Designed and produced by Result Inc.
Printed in Canada by Sundog Printing

Precision Drilling Corporation
4200, 150 - 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
www.precisiondrilling.com

